1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2013
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date September 3, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2013 INTERIM RESULTS ANNOUNCEMENT

The Board of Directors (the "Board") of Aluminum Corporation of China Limited* (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (together the "Group") for the six months ended 30 June 2013. This announcement, containing the full text of the 2013 Interim Report of the Company, complies with the relevant requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited in relation to information to accompany preliminary announcements of interim results. This 2013 interim results announcement of the Company is available for viewing on the websites of Hong Kong Exchanges and Clearing Limited at www.hkexnews.hk and of the Company at www.chalco.com.cn.

CONTENTS

Corporate Information	2
Market Review	6
Business Review	7
Outlook and Prospects	11
Interim Results	13
Interim Dividend	13
Management's Discussion and Analysis of Financial Conditions and Results of Operations	14
Discussion of Segment Operations	18
Investment of the Company	25
Directors, Supervisors and Senior Management	26
Employees, Pension Plans and Welfare Fund	26
Particulars of Share Capital Structure, Changes and Shareholders	27
Substantial Shareholders with Shareholding of 5% or more	28
Changes in Share Capital	29
Approval of Changes in Share Capital	29
Total Number of Shareholders at the End of the Reporting Period	29
Shareholdings of the Top Ten Shareholders	30
Interests in Shares Held by Directors, Chief Executive and Supervisors	31
Repurchase, Sale and Redemption of the Company's Shares	31
Charge and Pledges on Group Assets	31
External Guarantees Provided by the Company	32
Corporate Governance	33
Code of Conduct for Securities Transactions by the Directors,
Supervisors and Relevant Employees	34
Audit Committee	35
Significant Events	36
Independent Review Report	42
Unaudited Interim Condensed Consolidated Financial Statements	44

CORPORATE INFORMATION

1.	Registered name	:
	Abbreviation of Chinese	:
registered name
	English name	:	ALUMINUM CORPORATION OF CHINA LIMITED
	Abbreviation of English	:	CHALCO
registered name

2.	First registration date	:	September 10, 2001
	Registered address	:	No. 62 North Xizhimen Street,
Haidian District, Beijing, the PRC
(Postal Code: 100082)
	Place of business	:	No. 62 North Xizhimen Street,
Haidian District, Beijing, the PRC
(Postal Code: 100082)
	Principal place of business	:	6/F, Nexxus Building,
	in Hong Kong		41 Connaught Road,
Central, Hong Kong
	Internet website of the Company	:	http://www.chalco.com.cn
	E-mail of the Company	:	IR@chalco.com.cn

3.	Legal representative	:	Xiong Weiping
	Company (Board) Secretary	:	Xu Bo
	Telephone	:	(8610)8229 8322
	Fax	:	(8610)8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street,
Haidian District, Beijing, the PRC
(Postal Code: 100082)

	Representative of the Company's	:	Yang Ruijun
securities affairs
	Telephone	:	(8610)8229 8322
	Fax	:	(8610)8229 8158
	E-mail	:	IR@chalco.com.cn
	Address	:	No. 62 North Xizhimen Street,
Haidian District, Beijing, the PRC
(Postal Code: 100082)
	Department for corporate	:	Office to the Board
information and inquiry
	Telephone for corporate	:	(8610)8229 8322/8229 8157
information and inquiry

4.	Share registrar and transfer office
	H shares	:	Hong Kong Registrars Limited
17M Floor, Hopewell Centre,
183 Queen's Road East, Wanchai, Hong Kong

	A shares	:	China Securities Depository and
Clearing Company Limited,
Shanghai Branch
3/F, China Insurance Building,
No. 166, Lujiazui Road (East),
Shanghai, the PRC

	American Depositary Receipt	:	The Bank of New York Corporate Trust Office
101 Barclay Street, New York,
NY 10286 USA

5.	Places of listing	:	The Stock Exchange of Hong Kong Limited
New York Stock Exchange
Shanghai Stock Exchange

	Stock name	:	CHALCO
	Stock code	:	2600 (HK)
ACH (US)
601600 (PRC)

6.	Principal bankers	:	Industrial and Commercial Bank of China
China Construction Bank

7.	Independent auditors	:	Ernst & Young
Certified Public Accountants
22/F, CITIC Tower,
1 Tim Mei Avenue,
Central, Hong Kong

Ernst & Young Hua Ming LLP
16/F, Ernst & Young Tower, Oriental Plaza,
1 East Chang'an Avenue, Dongcheng District,
Beijing, the PRC
(Postal Code: 100738)

8.	Legal advisers	:	as to Hong Kong law:
Baker & McKenzie
23/F, One Pacific Place,
88 Queensway,
Hong Kong

as to United States law:
Baker & McKenzie
23/F, One Pacific Place,
88 Queensway,
Hong Kong

as to the PRC law:
Jincheng Tongda & Neal
10/F, China World Trade Tower
Jianguomenwai Avenue, Chaoyang District,
Beijing, the PRC

The board of directors (the "Board") of Aluminum Corporation of China Limited* (the "Company") announces the unaudited interim results of the Company and its subsidiaries (together the "Group") for the six months ended June 30, 2013. On behalf of the Board and all of its employees, the Board would like to express its gratitude to all shareholders for their attention and support to the Company.

MARKET REVIEW

ALUMINA MARKET

From January to June 2013, the global capacity of alumina continued to increase. The increase in China's alumina capacity exceeded that of the international market. According to statistics, the global capacity utilization rate of alumina was approximately 77.69% as at the end of June while that of China was approximately 84.05%. In the first half of the year, the global output and consumption of alumina were approximately 49.14 million tonnes and 48 million tonnes respectively, representing a year-on-year increase of 2.82% and 6.93%, respectively. China's output and consumption of alumina were approximately 21.38 million tonnes and 23.00 million tonnes respectively, representing a year-on-year increase of 12.17% and 21.56%, respectively. Imported alumina was approximately 1.65 million tonnes, representing a year-on-year decrease of 33.20%.

In the first half of the year, the global alumina market witnessed an initial rise followed by a fall. The FOB price of spot alumina of Australia hit a record high at USD347 per tonne and a record low at USD325 per tonne, with an average price of USD333 per tonne, representing a year-on-year increase of 4.89%. The domestic market continued to experience an unqualified downward trend, with a record high and a record low of domestic price of spot alumina at RMB2,578 per tonne and RMB2,472 per tonne, respectively, with an average price of RMB2,536 per tonne, representing a year-on-year decrease of 3.47%.

PRIMARY ALUMINUM MARKET

From January to June 2013, the global capacity of primary aluminum continued to increase. As at the end of June, the global capacity utilization rate of primary aluminum was approximately 85.67%, while that of China was approximately 89.29%. In the first half of the year, the global output and consumption of primary aluminum were approximately 24.50 million tonnes and 24.47 million tonnes, respectively, representing a year-on-year increase of 6.24% and 5.93%, respectively. China's output and consumption of primary aluminum were 10.58 million tonnes and 10.60 million tonnes respectively, representing a year-on-year increase of 11.49% and 10.42%, respectively.

During the first half of 2013, there was a slowdown in the growth of demand from aluminum end-customers and the global primary aluminum market saw excess supply. The problem of excess market supply became more prominent in China. In the first half of the year, the price of three-month aluminum futures at London Metal Exchange (LME) reached a record high at USD2,160 and a record low at USD1,764 per tonne, with an average price of USD1,955 per tonne, representing a year-on-year decrease of 7.61%. The price of three-month aluminum futures at Shanghai Futures Exchange (SHFE) reached a record high at RMB15,350 per tonne and a record low at RMB14,240 per tonne, with an average price of RMB14,885 per tonne, representing a year-on-year decrease of 7.62%.

ALUMINUM FABRICATION MARKET

In the first half of the year, the growth in the industry demand from aluminum product end-users slowed down in line with a slow-down in the growth of the national economy. As a result, the growth in the demand of aluminum fabrication slowed down. Meanwhile, the long fall in the prices of LME and SHFE resulted in declining exports of aluminum fabrication. The scale and capacity of domestic aluminum fabrication enterprises continued to expand and the standard of installed capacity continued to improve, resulting in more and more intensified competitions in the aluminum fabrication market.

BUSINESS REVIEW

During the first half of 2013, the production and operation of the Company as well as the capacity of production remained steady. The output of alumina amounted to 6.08 million tonnes, representing a year-on-year increase of 1.84%; the output of alumina chemicals amounted to 0.76 million tonnes, representing a year-on-year increase of 20.63%; the output of primary aluminum products amounted to 2.03 million tonnes, representing a year-on-year decrease of 0.49%; the output of coal amounted to 2.42 million tonnes; and power generation volume (excluding self-supply power plants) amounted to 4.041 billion kWh.

In the first half of the year, the world economy lacked momentum in recovery. The national economy was under structural adjustment and transformation of the development model. The price of bulk commodities in the globe fluctuated and kept declining due to factors such as the slowing down of economic growth. The prices of the principal products of the Company kept declining. Confronted by the extremely hostile market scenario, the Company adopted a series of proactive and effective countermeasures:

1.

The Company furthered its efforts in restructuring and strategic transformation. In the first half of 2013, the Company adjusted its development strategies after analyzing the elements of the overall structural challenges of the aluminum industry and its development needs diligently. It aspired to strengthen the industry through vigorous acquisitions and development of high-quality bauxite resources, and leveraged such advantages over resources to develop the core business of alumina. It optimized and developed the aluminum business which provided the Company with integrated advantages over coal-electricity-aluminum production. In the first half of the year, the Company completed the transfer of the aluminum fabrication assets and the assets of the alumina production line of Guizhou Branch, which improved its structures of assets and liabilities effectively and reduced the debt to asset ratio accordingly.

2.

The Company further promoted the transformation of operations and upgraded its management. In the first half of 2013, transformation of operations of the Company had been carried out which covered preliminarily in 25 entities and 14 professional areas. The Company emphasized the transformation from "being professional" to "being systematic", from "being micro" to "macro". The target of the upgrading of management altered from major entities to auxiliary entities, from branches to workshops and teams. The Company prioritized operational transformation and set its quantitative aim of controlling costs and increasing profits according to its production operation, financial management, sales management, procurement management etc. The percentage of excellent class alumina increased by 4.55 percentage points as compared with the corresponding period of the preceding year. The consolidated energy consumption decreased by 7.92% as compared with the corresponding period of the preceding year. The rate of completion of aluminum ingots AL99.70 grew by 0.11 percentage point as compared with the corresponding period of the preceding year. The consumption of alternating current in aluminum ingot production decreased by 109kWh/t as compared to the corresponding period of the preceding year. The consolidated rate of qualification of anode carbon block increased by 0.12 percentage point as compared with the corresponding period of the preceding year. The maintenance expenses of equipment decreased by 7.80% as compared with the corresponding period of the preceding year. The Company strengthened its mine facilities and enhanced its management. It also enhanced the proportion of its self-developed mines, the rate of the integrated use of associated resources and streamlined the settlement of the ore cost. Meanwhile, it maintained the supply of its imported ore proactively and made efforts to expand the channels of ore supply in the places other than Indonesia.

3.

The Company enhanced self-innovation and accelerated achievement transformation. In the first half of 2013, the Company revised its technological development plan and identified its aim of technological development by consolidating its current business conditions and development strategy. The Company focused on the introduction and implementation of major technological projects such as the new series process of production, the consolidated technology of high sulphur bauxite production of alumina, the consolidated technology of safe and efficient bauxite mining under complicated conditions, the technology of consolidated utilization of high-iron-content Bayer red mud and co-products of iron and aluminum () and the technological research and development of electrolytic cells of ultra-high capacity. It continued to transform and apply mature technologies, such as the highly efficient Bayer process technology, the "201" technology and the new cathode steel bar technologies.

4.

The Company enhanced its marketing and improved its capacity of cost reduction. In the first half of 2013, facing a severe market trend, the Company improved its study and analysis of the market to enhance its knowledge of the market. It explored many profit-generating models from various pricing mechanisms. It maintained a reasonable level of stock and increased its benefits by leveraging the fluctuations of the domestic and international spots and futures markets. It also launched its futures and options businesses and developed hedge and risk hedging ability of futures. Leveraging futures as hedging tools, it kept itself unscathed by the unfavorable impacts of declining market prices. The realised price of alumina was higher than the average domestic spot price by RMB63 per tonne, while that of realised price of aluminum products marked higher than the price of Shanghai Futures Exchange by RMB84 per tonne. The Company purchased bulk materials in a centralized manner by centralizing the negotiation and signing contracts separately. The cost of the procurement was thus reduced and the supply was secured. The Company introduced lean procurement, set up the "Evaluation Methods of the Procurement System" (), and established a cross-level and cross-department tracking and supervisory system and a security mechanism.

5.

The Company secured funding and strictly controlled finance costs. It kept diversifying its financing activities into various kinds and various channels and obtained sufficient banking facilities and debt financing instruments registered at NAFMII (). As at the end of June, the unutilized banking facilities and debt financing instruments of the Company amounted to RMB92.5 billion and RMB20.0 billion respectively. The Company strengthened the management of current assets and current liabilities to speed up the recovery of the receivables and raise the efficiency of capital utilization. The Company implemented numerous measures at the same time, which ensured a net operating cash inflows of RMB1.662 billion, representing a year-on-year increase of RMB3.477 billion. As at the end of June, the weighted average interest rate of the interest-bearing loans fell by 0.11 percentage point as compared to the beginning of this year. The annual capital expenditure budget of 2013 was significantly reduced by 45% as compared to the actual amount during the same period of 2012.

6.

The Company launched the reform of "market-orientation and open manner" and stimulated impetus within the enterprise. In the first half of 2013, the Company completed the recruitments of general managers for five enterprises, such as Shanxi Huaze, implemented an accountability system on the management team in accomplishing business objective for risk premium, the clarification of 3-year operational objectives, the empowerment of the general managers in personnel distribution, work distribution, appraisal and allocation, as well as the comprehensive organization of production and operations according to the principles of market-orientation, legal and regulatory compliance and safety and stability. A market-based personnel selection and designation system and a target-based responsibility management system were formed preliminarily. The market orientation reform proved to be successful at the primary stage, with much stronger impetus in operation and management and improving corporate performance. In August 2013, the Company completed the market-orientation reforms of two enterprises, namely Lanzhou Branch and Baotou Aluminum Co., Ltd.

7.

The Company strived to safety production and environment protection. As the Company expanded its scale, there was a further increase in energy and resource consumption. In the meantime, the quality of bauxite and coal declined. All the above imposed greater and greater pressure to safety production and environment protection. In the first half of 2013, the Company continued to enhance the establishment of an accountability system of safety, environmental protection and health. It continued to improve and enhance the level of the standardization of safe production. It strengthened the consolidated penalty of violations of regulations and the elimination of potential risks. It also introduced a consolidated governance of carbon enterprises and the safety management of mines. It strengthened the education and trainings of safety and optimized plans for onsite management of entity enterprises.

OUTLOOK AND PROSPECTS

In the second half of 2013, the world economy saw a lacklustre recovery with uncertainties abound. China's economy, albeit being steady as a whole, enters a stage of structural adjustment as it grapples with overcapacity and other contradictions. There was no alleviation for the oversupply of the Company's principal products and the market is likely to turn more gloomy. The Company will continue to introduce structural adjustment, deepen the reform of "market-orientation and open manner", and push forward the transformation of operations and improvement of its management. Furthermore, it will strengthen its capital management, maintain safety production and endeavor to reduce losses significantly for a turnaround, which is the business target for the year. The principal tasks are as follows:

1.

The Company will further make structural adjustment according to its strategy. The Company will further research on plans and measures of assets restructuring according to its long-term development and short-term benefits. The Company will suspend production of, merge and transfer those production lines or enterprises where breakeven could not be achieved. The energy segment, subject to safety, will improve the mining technology and the quality and quantity of coal and aspire to strike a balance between production and sales. The Company will reduce costs by means of technology. It will accelerate the industrial implementation of new technologies, such as the dissolution of sodium carbon clinker and the application of highly conductive electrolyte. The Company will strive to develop the entire flotation of desulphurization technology. The Company will continue to proceed with the Simandou Project, accelerate the exploration process of the bauxite mining project of the joint venture in Laos and meet the target of the increase in bauxite production of the joint venture in Indonesia. The Company will accelerate the implementation of the preliminary work of the alumina project in West Kalimantan, Indonesia. It will speed up the preparation for the transfer of production capacity in Guizhou Branch and the integrated coal-electricity-aluminum project.

2.

The Company will expedite the technological innovation and reduce the cost through technology. It will strengthen the application of key technological projects and make breakthroughs in significant key technologies. It will continue to speed up the transformation, promotion and application of mature technologies, such as the highly efficient Bayer technology, the "201" technology and the new cathode steel bar technologies.

3.

The Company will further introduce the "market orientation and open manner" reform. Such reform triggered the enterprise's momentum and vitality. The Company will launch the reform of marketization in several key enterprises on the basis of summarizing the experience drawn from the enterprise reform seriously. The Company will issue the "Human Resources Plan for 2013-2015 of Aluminum Corporation of China Limited*" () which emphasizes the training and the enrollment of talents specialized in mining, energy and overseas development.

4.

The Company will continue to transform its operations and refine its management comprehensively. It will strengthen its operational transformation and daily management, and further promote better management across the basic managing units in the enterprise with a focus on the management and examination at the requests of fundamental levels. It will move forward to strengthen the capability of CBS core team and speed up the development of a standardized CBS module. It will further improve the management in mines and reinforce production safety and construction of the mines to improve the self-supply of the ore.

5.

The Company will strength its market researches to increase sales profits. The Company intends to strengthen its market research so as to improve its market foresight. It will reinforce its operational strategies and methods to capture favorable commercial opportunities. It will strengthen its development in the international market to diversify the sources of its business income and profits. It will continue to boost marketing efforts in the coking coal market and strive to commence coking coal fabrication, trading and export so as to increase the integrated benefits brought by coking coal trading. In addition, it will step up efforts in achieving a balanced product delivery and allocate its resources reasonably to reduce the cost of transportation. The Company will make greater efforts in consolidating negotiations and separating the execution of contracts for bulk materials, further increase the proportion of centralized coal procurement to reduce its logistics cost and formulate and optimize its logistic system development plans.

6.

The Company will enhance capital management and safeguard its funding. It will keep on adhering to the concept of "cash is king". With this in mind, it will prepare various financing plans to ensure financing via multi-channels at a low cost. It will proceed with the issue of perpetual loans to meet its financing target. It will try to secure a relatively significant increase in the net cash inflow from operating activities year on year, maintain its asset-to-liability ratio within a reasonable target and effectively control the financial expenses.

7.

The Company will strengthen production safety and intrinsic safety. It will examine and eliminate potential risks and loopholes according to the requirement of "punishing management for safety risks and ensuring safety with an iron fist" (). It will strengthen its safety responsibility mechanism to prevent accidents and implement the "seven preventions" () during operations in summer, namely "prevention of flood, prevention of collapse, prevention of lightning, prevention of heatstroke, prevention of falls from height, prevention of lifting injuries and prevention of electrical injuries" (). The Company will integrate the quality control system, the environmental management system and the vocational health and safety management system to verify and supervise the examinations. It will raise the awareness of the employees and ensure production safety.

In the second half of 2013, the Company will strive to reduce its losses significantly to meet the business target set for the year, which is to turn losses into profit in order to bring valuable returns to the shareholders of the Company.

INTERIM RESULTS

The operating revenue derived from the Group's continuing operations for the six months ended June 30, 2013 amounted to RMB71,113 million, representing an increase of 6.51% compared with the corresponding period of the preceding year. The revenue of the Group (including that from continuing operations and discontinued operation) was RMB76,641 million, representing an increase of 6.89% compared with the corresponding period of the preceding year. The loss attributable to equity holders of the Company amounted to RMB596 million. Loss per share attributable to equity holders of the Company was RMB0.04.

INTERIM DIVIDEND

The Company will not distribute interim dividend for the six months ended June 30, 2013.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion should be read together with the financial information and its notes included in this interim report and other chapters.

BUSINESS SEGMENTS

The Group principally engages in alumina refining, primary aluminum smelting, aluminum fabrication products production and trading of the related products. On January 23, 2013, the Company acquired Chalco Ningxia Energy Group Co., Ltd.* (hereby referred to as "Ningxia Energy"), therefore, the Group newly engaged in energy segment in 2013. On June 27, 2013, the Company disposed of its aluminum fabrication segment, therefore in the first half of 2013, aluminum fabrication segment was still included, but will not be included in the Group's results in the second half of 2013. In accordance with International Financial Reporting Standards, the aluminum fabrication segment was classified as discontinued operation and the operating results of aluminum fabrication segment has been presented as discontinued operation in the interim condensed consolidated statement of comprehensive income for the period ended June 30, 2013. The comparative figures for the six months ended June 30, 2012 for the interim condensed consolidated statement of comprehensive income and related notes were restated to reflect the reclassification between continuing operations and discontinued operation accordingly. Therefore, the comparative figures used in the section of "Management's Discussion and Analysis of Financial Conditions and Results of Operations" were restated to reflect the above restatement. Details on discontinued operation are disclosed in Note 6 to the interim condensed consolidated financial statements. Business segments comprise:

Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sales of alumina chemicals and metal gallium.

Primary aluminum segment, which consists of procuring alumina, other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum and selling them to the Group's internal aluminum fabrication plants and external customers outside the Group. This segment also includes the production and sales of carbon products, aluminum alloy products, and other aluminum products.

Aluminum fabrication segment, which consists of procuring primary aluminum, other raw materials, supplemental materials and electricity power, and further processing primary aluminum for the production and sales of seven main aluminum fabricated products, including casts, planks, screens, extrusions, forges, powder and die castings.

Trading segment, which consists of the trading of raw materials, fuels and supplemental materials such as alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products and coal to the internal manufacture plants and external customers in the PRC.

Energy segment, which is mainly engaged in the research, development, production and operation of energy products. The major business consists of coal, electricity generation from coal, wind power and photovoltaic power, new energy equipment production, construction and operation of the integrated solution of coal power supply with its aluminum business, etc.

Corporate and other operating segments, which include corporate and other aluminum-related corporate research and development activities.

RESULTS OF OPERATIONS

The Group's net loss attributable to the shareholders of the parent for the first half of 2013 was RMB596 million, among which losses from continuing operations amounted to RMB832 million, while profits from discontinued operation amounted to RMB236 million (please refer to note 6 to the financial statements for details of discontinued operation). The Group's net loss attributable to the shareholders of the parent for current period decreased significantly by 81.68% from RMB3,253 million of the corresponding period of the preceding year. This was mainly attributable to the Group's strict control of cost and expenses in every aspect, and efforts in enhancement of the gross profit of its major businesses. Besides, the Group recognised gain on the acquisition of Ningxia Energy and its operating profit. Moreover, the Group recognised gain on deemed disposal of the equity interest in Jiaozuo Wanfang and gain from the disposal of aluminium fabrication segment and alumina production line of Guizhou Branch.

REVENUE

The Group's revenue generated from continuing operations for the first half of 2013 was RMB71,113 million, representing an increase of RMB4,344 million or 6.51% from RMB66,769 million of the corresponding period of the preceding year. This was mainly attributable to the increase in external trading volume of the Group, and the newly added revenue of coal and electricity contributed by the newly acquired subsidiary of Ningxia Energy.

COST OF SALES

Cost of sales of the Group from continuing operations was RMB69,768 million for the first half of 2013, representing an increase of RMB3,332 million or 5.02% from RMB66,436 million of the corresponding period of the preceding year, which was 1.49 percentage points lower than the growth in revenue from continuing operations. This was mainly attributable to the increase in the external trading volume of the Group, and the newly added sales of coal and electricity contributed by the newly acquired subsidiary of Ningxia Energy. However, as the Group strictly controlled the cost and expenses in various aspects, the production cost of the principal products fell to some extent as compared with the corresponding period of the preceding year.

In the first half of 2013, the production cost of alumina, the major product of the Group, fell by 8.52% as compared with the corresponding period of the preceding year. In particular, through operational transformation and strengthening of fundamental management, the fall in consumption of raw materials and fuel drove the cost to decrease by 6.01%, the drop of the price of raw materials and fuel drove the cost to decrease by 3.87%, while the rise in the price of bauxite drove the cost up by 1.20%.

In the first half of 2013, the production cost of primary aluminium, the major product of the Group, fell by 6.64% as compared with the corresponding period of the preceding year. In particular, through operational transformation and strengthening of fundamental management, the drop of price in raw materials, fuel and power drove a decrease of 6.08% in cost, and the decrease in the consumption of raw materials, fuel and power drove a decrease of 0.44% in cost, and the change in producing cost drove a decrease of 0.12% in the cost.

SELLING AND DISTRIBUTION EXPENSES

The Group's selling and distribution expenses from continuing operations for the first half of 2013 were RMB847 million, representing a decrease of RMB52 million or 5.78% from RMB899 million of the corresponding period of the preceding year. This was mainly attributable to the decrease in the expenses of transportation and loading due to the Group's strict control of the cost in various aspects.

GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses from continuing operations for the first half of 2013 of the Group were RMB1,257 million, representing an increase of RMB44 million or 3.63% from RMB1,213 million of the corresponding period of the preceding year. Excluding the general and administrative expenses of the newly acquired subsidiary of Ningxia Energy, the general and administrative expenses decreased by 8.33% as compared to the general and administrative expenses of the corresponding period of the preceding year, which was mainly attributable to the Group's strict control of the cost and expenses in various aspects.

OTHER GAINS, NET

In the first half of 2013, other net gain of the Group from continuing operations was RMB1,741 million, representing an increase of RMB1,919 million as compared to other net loss of RMB178 million of the corresponding period of the preceding year. This was mainly attributable to the gain on acquisition of Ningxia Energy and gain from loss of control of Jiaozuo Wanfang through deemed disposal.

Given the major factors described as above, the Group's operating profit from continuing operations was RMB1,426 million for the first half of 2013, representing an increase of RMB3,183 million from the operating loss of RMB1,757 million of the corresponding period of the preceding year.

FINANCE COSTS, NET

The Group's net finance costs from continuing operations for the first half of 2013 were RMB2,606 million, representing an increase of RMB566 million or 27.75% from RMB2,040 million of the corresponding period of the preceding year. This was mainly attributable to the significant increase in scale of interest-bearing borrowings contributed by the consolidation of Ningxia Energy. Excluding the finance costs of the newly acquired subsidiary of Ningxia Energy, the finance costs increased by 7.22%, among which the increase in the average interest-bearing borrowings caused an increase of 20.33% in the net finance costs as compared with the corresponding period of the preceding year, but the increase was offset by the fall in the weighted average interest rate and other factors by 13.11%.

SHARE OF PROFITS OF JOINT VENTURES AND ASSOCIATES

For the first half of 2013, the Group's share of profits of joint ventures and associates from continuing operations amounted to RMB292 million, representing an increase of RMB136 million from RMB156 million of the corresponding period of the preceding year, primarily due to newly added share of profits of joint ventures and associates as a result of the consolidation of Ningxia Energy.

INCOME TAX

The Group's income tax expense from continuing operations for the first half of 2013 was negative RMB34 million, representing an increase of RMB691 million from negative RMB725 million of the corresponding period of the preceding year. This was mainly attributable to the fact that the Group recognised deferred tax assets related to the tax loss generated in the first half of 2012, while most of the tax losses of the Group for the first half of 2013 have not been recognised as deferred tax assets.

DISCUSSION OF SEGMENT OPERATIONS

ALUMINA SEGMENT

Revenue

The Group's revenue from the alumina segment for the first half of 2013 was RMB15,811 million, representing a decrease of RMB84 million or 0.53% from RMB15,895 million of the corresponding period of the preceding year.

The revenue from internal sales of the alumina segment for the first half of 2013 was RMB14,658 million, representing an increase of RMB107 million or 0.74% from RMB14,551 million of the corresponding period of the preceding year.

The revenue from external sales of the alumina segment for the first half of 2013 was RMB1,153 million, representing a decrease of RMB192 million or 14.28% from RMB1,345 million of the corresponding period of the preceding year.

The price for external sales of self-produced alumina for the first half of 2013 was RMB2,204 per tonne (excluding VAT, same hereafter), representing a decrease of RMB167 per tonne or 7.04% from RMB2,371 per tonne of the corresponding period of the preceding year.

Segment Results

The Group's loss in the alumina segment for the first half of 2013 was RMB577 million, representing a decrease of RMB983 million or 63.01% from the loss of RMB1,560 million of the corresponding period of the preceding year.

PRIMARY ALUMINUM SEGMENT

Revenue

The Group's revenue from the primary aluminum segment for the first half of 2013 was RMB26,046 million, representing a decrease of RMB2,213 million or 7.83% from RMB28,259 million of the corresponding period of the preceding year.

The revenue from internal sales of the primary aluminum segment for the first half of 2013 was RMB10,397 million, representing a decrease of RMB2,337 million or 18.35% from RMB12,734 million of the corresponding period of the preceding year.

The revenue from external sales of the primary aluminum segment for the first half of 2013 was RMB15,648 million, representing an increase of RMB122 million or 0.79% from RMB15,526 million of the corresponding period of the preceding year.

The average price for external sales of primary aluminum products for the first half of 2013 was RMB12,648 per tonne (excluding VAT, same hereafter), representing a decrease of RMB1,049 per tonne or 7.66% from RMB13,697 per tonne of the corresponding period of the preceding year.

Segment Results

The Group's loss in the primary aluminum segment for the first half of 2013 was RMB986 million, representing a decrease of RMB230 million or 18.91% from the loss of RMB1,216 million of the corresponding period of the preceding year.

TRADING SEGMENT

Revenue

The Group's revenue from the trading segment for the first half of 2013 was RMB58,054 million, representing an increase of RMB1,162 million or 2.04% from RMB56,892 million of the corresponding period of the preceding year.

The revenue from internal sales of the trading segment was RMB5,775 million for the first half of 2013, representing a decrease of RMB1,154 million or 16.65% from RMB6,929 million of the corresponding period of the preceding year.

The revenue from external sales of the trading segment was RMB52,278 million for the first half of 2013, representing an increase of RMB2,316 million or 4.64% from RMB49,962 million of the corresponding period of the preceding year, among which, the revenue from the external sales of self-produced products was RMB17,196 million, whereas the revenue from the external sales of products from external suppliers was RMB35,082 million.

Segment Results

The profit in the trading segment of the Group was RMB286 million for the first half of 2013, representing an increase of RMB12 million or 4.38% from the profit of RMB274 million of the corresponding period of the preceding year.

ENERGY SEGMENT

Revenue

The Group's revenue from the energy segment for the first half of 2013 was RMB1,967 million, which was mainly attributable to the revenue from sales of coal and electricity by the newly acquired subsidiary of Ningxia Energy.

Segment Results

The profit in the energy segment of the Group was RMB159 million for the first half of 2013, which was mainly attributable to the operating profit contributed by the newly acquired subsidiary of Ningxia Energy.

CORPORATE AND OTHER OPERATING SEGMENTS

Revenue

The Group's revenue from the corporate and other operating segments for the first half of 2013 was RMB306 million, representing a decrease of RMB16 million or 4.97% from RMB322 million of the corresponding period of the preceding year.

Segment Results

The Group's segment profit from the corporate and other operating segments for the first half of 2013 was RMB426 million, representing an increase of RMB1,529 million from the loss of RMB1,103 million of the corresponding period of the preceding year, mainly attributable to the gain on acquisition of Ningxia Energy, gain from deemed disposal of Jiaozuo Wanfang and gain from the disposal of the equity interest and assets of aluminum fabrication segment.

STRUCTURE OF ASSETS AND LIABILITIES

Current Assets and Liabilities

As of June 30, 2013, the Group's current assets amounted to RMB63,287 million, representing an increase of RMB14,271 million from RMB49,016 million as of the beginning of the year, mainly attributable to the receivable from the disposal of the equity interest and assets of aluminum fabrication segment and the alumina production line of Guizhou Branch.

As of June 30, 2013, the Group's cash and cash equivalents and restricted cash and time deposits amounted to RMB10,951 million, representing an increase of RMB759 million from RMB10,192 million as of the beginning of the year.

As of June 30, 2013, the Group's net balance of inventories amounted to RMB25,235 million, representing a decrease of RMB361 million from RMB25,596 million as of the beginning of the year, primarily due to the acceleration in the turnover of inventories.

As of June 30, 2013, the Group's current liabilities amounted to RMB93,669 million, representing an increase of RMB9,816 million from RMB83,853 million as of the beginning of the year, primarily due to the increase in short-term borrowings and payables for replenishment of working capital resulting from the Group's efforts in optimization of its debt portfolio.

As of June 30, 2013, the current ratio of the Group was 0.68, representing an increase of 0.10 percentage point from 0.58 as of the beginning of the year, and the quick ratio was 0.41, representing an increase of 0.13 percentage point from 0.28 as of the beginning of the year.

Non-current Liabilities

As of June 30, 2013, the Group's non-current liabilities amounted to RMB54,496 million, representing an increase of RMB17,104 million from RMB37,392 million as of the beginning of the year, primarily due to the newly added non-current liabilities such as long-term loans from the newly acquired subsidiary of Ningxia Energy.

As of June 30, 2013, the debt to asset ratio of the Group was 73.17%, representing an increase of 3.89 percentage points from 69.28% as of the beginning of the year.

MEASUREMENT OF FAIR VALUE

The Group strictly established the procedures for recognition, measurement and disclosure of fair value in accordance with the requirements on fair value under the relevant accounting standards, and took responsibility for the truthfulness of the measurement and disclosure of fair value. As of June 30, 2013, except that its financial assets and liabilities at fair value through profit or loss (including derivative instruments) are accounted at fair value, others are stated at historical cost.

As of June 30, 2013, the foreign currency forward contracts held by the Group, which were accounted for as financial asset at fair value through profit or loss, decreased by RMB3 million as compared with the balance as of the beginning of the year, of which the change was recognized as loss in fair value changes. The amount of the commodity futures contracts decreased by RMB5 million as compared with the balance as of the beginning of the year, of which the change was recognized as loss in fair value changes. The amount of the Group's commodity futures contracts accounted for as financial liability at fair value through profit or loss were RMB1 million, representing a decrease of RMB12 million as compared with the balances as of the beginning of the year. The decrease was RMB4 million after excluding the decrease in aluminum fabrication segment of RMB8 million, and was recognized as gains in the fair value changes. The newly introduced option contracts of this period amounted to approximately RMB12 million.

PROVISION FOR INVENTORY IMPAIRMENT

On June 30, 2013, the Group assessed the net realizable value of its inventories. For the inventory relevant to aluminum products, the assessment was made with comprehensive consideration of the coordination scheme of the production and sales between alumina enterprises and aluminum enterprises within the Group, and the factors including the financial budget, turnover period of inventory, the purpose of the Company to hold the inventory and the influence of events subsequent to the balance sheet date, the assessment was made on the net realizable value of its inventories based on the estimated selling price of the finished goods available for sale. For the inventory held by the energy segment, after comprehensively considering the cooperative scheme on production and sale along the chain of the photovoltaic industry, the Group unanimously calculated with the market price for the most immediate period. The net realizable value of the inventory which was not sold after the period was evaluated at the market price of the finished goods less the cost and expenses required for the whole process of a product to be ready for sale.

The provisions for inventory impairment for inventories held as of June 30, 2013 amounted to RMB1,203 million, representing a decrease of RMB204 million as compared with the provisions for impairment of RMB1,407 million at the beginning of the year. The decrease was caused by increase in net provisions and reversal of RMB195 million, the addition of RMB180 million from the consolidation of Ningxia Energy, the written-off for the period of RMB450 million, and the decrease of RMB129 million from the disposal of Jiaozuo Wanfang and disposal of the aluminum fabrication segment.

The Company has always adopted the same approach to determine the net realizable value of the inventories and the provisions of inventories impairment on a consistent basis for the relevant accounting policy.

CAPITAL EXPENDITURES, CAPITAL COMMITMENTS AND INVESTMENT UNDERTAKINGS

For the six months ended June 30, 2013, the Group's accumulated project investment expenditures (exclude equity-interest investment) amounted to RMB4,544 million, which mainly consisted of investments in energy saving and consumption reduction, environmental protection, resources acquisition and technological research and development.

As of June 30, 2013, the Group's capital commitment of fixed asset investment amounted to RMB52,859 million, of which those contracted but not provided amounted to RMB6,976 million and those authorized but not contracted amounted to RMB45,883 million.

As of June 30, 2013, the Group's external investment undertakings amounted to RMB211 million, comprised mainly of the capital contributions of RMB131 million, RMB50 million and RMB30 million to Chalco Liupanshui Hengtaihe Mining Co., Ltd. (), Huozhou Coal Group Xingshengyuan Coal Co., Ltd. () and Baotou Aluminum Jinxi Logistics Co., Ltd. () , respectively.

CASH AND CASH EQUIVALENTS

As of June 30, 2013, the Group's cash and cash equivalents amounted to RMB10,408 million, including foreign currency deposits of RMB353.32 million, RMB10.08 million, RMB4.44 million, RMB3.23 million and RMB1.54 million denominated in US dollars, Hong Kong dollars, Euro, Australian dollars and Indonesian Rupiah, respectively.

CASH FLOWS FROM OPERATING ACTIVITIES

For the first half of 2013, the Group's cash inflows generated from operating activities amounted to RMB1,662 million, representing an increase of RMB3,477 million from the net outflows of RMB1,815 million for the corresponding period of the preceding year, mainly attributable to an increase in the profit margin of the Group's major products, as well as the reinforced management on current assets and current liabilities by means of lean management of the cash flows.

CASH FLOWS FROM INVESTING ACTIVITIES

For the first half of 2013, the Group's cash outflows generated from the investing activities amounted to RMB6,350 million, representing a decrease of RMB9,718 million from the net cash outflows of RMB16,068 million for the corresponding period of the preceding year, mainly attributable to the acquisition of the Simandou Project by the Group in the corresponding period of the preceding year and the significant decrease in investment in the current period.

CASH FLOWS FROM FINANCING ACTIVITIES

For the first half of 2013, the Group's cash inflows generated from financing activities amounted to RMB5,951 million, representing a decrease of RMB11,189 million from the net inflows of RMB17,140 million for the corresponding period of the preceding year, mainly attributable to the decrease of financing scale resulted from the improvement in the cash flows from operating activities of the Group as well as the significant decrease in investments.

INVESTMENT OF THE COMPANY

USE OF PROCEEDS

During the reporting period, no fund raising proceeds were utilized by the Group.

PROJECTS NOT FUNDED BY PROCEEDS

(1)

The alumina project in Xing County of Shanxi Huaxing Alumina Co., Ltd.* (): The proposed investment in project construction is RMB4,621 million. As of June 30, 2013, RMB3,286 million of capital expenditure had been incurred. The project is expected to commence production in October 2013, with an alumina plant of the production capacity of 800,000 tonnes per year and a bauxite mine of the production capacity of 990,000 tonnes per year.

(2)

The captive power plant Project in Baotao Aluminum (): The proposed investment in project construction amounted to RMB2,715 million. As of June 30, 2013, RMB890 million of capital expenditure had been incurred. The project is expected to be completed in August 2014, with an electricity production capacity for electrolytic aluminum production of 3.928 billion kWh per year.

DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

In accordance with Articles 104 and 145 of the Company's Articles of Association, all Directors and Supervisors of the Company were appointed for a term of three years, eligible for re-appointments after expiry of their respective terms of office. The Directors of the fifth session of the Board and the shareholder representative supervisors of the fifth session of the Supervisory Committee were elected at the 2012 annual general meeting held on June 27, 2013 and the 2013 first extraordinary general meeting held on 30 August 2013. The employee representative supervisor of the fifth session of the Supervisory Committee of the Company was elected by the employee representatives of the Company and its subsidiaries and branches.

Members of the fifth session of the Board and the fifth session of the Supervisory Committee are as below:

Executive Directors	:	Xiong Weiping, Luo Jianchuan,
Liu Xiangmin and Jiang Yinggang

Non-executive Directors	:	Liu Caiming and Wang Jun

Independent Non-executive Directors	:	Wu Jianchang, MA Si-hang, Frederick and Wu Zhenfang

Supervisors	:	Zhao Zhao, Yuan Li and Zhang Zhankui

During the reporting period, there was no change in the respective shareholdings of the Directors, Supervisors, and senior management of the Company.

EMPLOYEES, PENSION PLANS AND WELFARE FUND

As of June 30, 2013, the Group had 103,493 employees. For the first half of 2013, the Group had paid the total remuneration of approximately RMB3,637 million to its employees. In particular, as Ningxia Energy was consolidated into the financial statements of the Company in 2013, there are an additional 7,787 employees and an additional remuneration of RMB319 million. The remuneration package of the employees includes salaries, bonuses, subsidies, allowances and welfare benefits including medical care, housing subsidies, childbirth, unemployment, work injury, pension, labor union fees, employees' education fees and other miscellaneous items.

In accordance with the applicable regulations of the PRC, the Group has participated in pension contribution plans organized by the provincial and municipal governments, under which each of the Group's plants is required to contribute an amount equivalent to a specified percentage of the sum of its employees' salaries, bonuses and various allowances to the pension fund. The amount of contribution of each plant was around 20% of the employees' salary.

PARTICULARS OF SHARE CAPITAL STRUCTURE, CHANGES AND SHAREHOLDERS

SHARE CAPITAL STRUCTURE

As of June 30, 2013, the share capital structure of the Company was as follows:

As of June 30, 2013
Percentage to
	Number of	issued share
	shares held	capital
	(in million)	(%)

Holders of A shares	9,580.52	70.84
Among which:	Aluminum Corporation
	of China ("Chinalco")	5,214.41	38.56
	Baotou Aluminum (Group) Co., Ltd. (Note 1)	321.14	2.37
	Lanzhou Aluminum Factory (Note 1)	79.47	0.59
	Shanxi Aluminum Plant (Note 1)	7.14	0.05
	Guiyang Aluminum Magnesium	4.12	0.03
	Design and Research Institute (Note 1)
Holders of H shares	3,943.97	29.16

Total	13,524.49	100

Note 1:	These are subsidiaries of and/or enterprises controlled by Chinalco.

SUBSTANTIAL SHAREHOLDERS WITH SHAREHOLDING OF 5% OR MORE

So far as the Directors are aware, as of June 30, 2013, the following persons (other than the Directors, Supervisors and Chief Executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("Hong Kong SFO") or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the Hong Kong SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange").

Percentage in
				the relevant class	Percentage in
Name of substantial	Class of	Number of		of issued share	total issued
shareholder	shares	shares held	Capacity	capital	share capital

Chinalco	A Shares	5,626,277,799(L)	Beneficial owner	58.73%(L)	41.60%(L)
		(Note 1)	and interests of
controlled corporations
China Cinda Asset	A Shares	800,759,074(L)	Beneficial owner	8.36%(L)	5.92%(L)
Management Co., Ltd.
China Construction Bank	A Shares	609,146,645(L)	Beneficial owner	6.36%(L)	4.50%(L)
Corporation Limited
Templeton Asset	H Shares	1,059,274,800(L)	Investment manager	26.86%(L)	7.83%(L)
Management Ltd.

(L)	The letter "L" denotes a long position.

Notes:

1.

These interests included the interest of 5,214,407,195 A shares directly held by Chinalco, and an aggregate interest in 411,870,604 A shares held by various entities controlled by Chinalco, comprising 321,138,295 A shares held by Baotou Aluminum (Group) Co., Ltd., 79,472,482 A shares held by Lanzhou Aluminum Factory, 4,119,573 A shares held by Guiyang Aluminum Magnesium Design and Research Institute and 7,140,254 A shares held by Shanxi Aluminum Plant.

Save as disclosed above and so far as the Directors are aware, as of June 30, 2013, no other person had an interest or short position in the shares or underlying shares of the Company (as the case may be) which would fall to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the Hong Kong SFO and as recorded in the register required to be kept under section 336 of the Hong Kong SFO, or was otherwise a substantial shareholder of the Company.

CHANGES IN SHARE CAPITAL

During the reporting period, there were no changes in the share capital of the Company.

APPROVAL OF CHANGES IN SHARE CAPITAL

Not applicable.

TOTAL NUMBER OF SHAREHOLDERS AT THE END OF THE REPORTING PERIOD

As of June 30, 2013, the Company had 517,198 shareholders (including 516,281 holders of A shares and 917 holders (registered shareholders) of H shares).

SHAREHOLDINGS OF THE TOP TEN SHAREHOLDERS

Unit: share

		Percentage of	Total	Increase/decrease
		total issued	number of	of shares during the
Name of shareholder	Nature of shareholder	shares	shares held	reporting period	Note
		(%)

Chinalco #	State	38.56	5,214,407,195 #
HKSCC Nominees Limited	Overseas legal person	29.02	3,924,957,344	Increased by 677,402
China Cinda Asset Management Co., Ltd.	State-owned legal person	5.92	800,759,074
China Construction Bank Corporation Limited	State-owned legal person	4.50	609,146,645
Guokai Financial Limited Company	State-owned legal person	3.07	415,168,145
Baotou Aluminum (Group) Co., Ltd.	State-owned legal person	2.37	321,138,295	Decreased by 10,079,500
Lanzhou Aluminum Factory	State-owned legal person	0.59	79,472,482
Guizhou Provincial Materials Development	State-owned legal person	0.34	45,800,000	Decreased by 13,200,000	29,000,000
and Investment Corporation					(pledged)
Guangxi Investment Group Co., Ltd.	State-owned legal person	0.29	39,259,793
Bank of China Limited-Jianshi Hushen 300	Domestic non-state-owned	0.13	17,448,823	Decreased by 5,330,721
Trading Open-end Index	legal person
Securities Investment Fund

#	This figure does not include the A shares indirectly held by Chinalco through its subsidiaries and/or controlled entities.

INTERESTS IN SHARES HELD BY DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS

As of June 30, 2013, none of the Directors, Chief Executive, or Supervisors and their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO) which are (a) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Hong Kong SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Hong Kong SFO; or (c) required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies. For the six months ended June 30, 2013, none of the Directors, Supervisors, senior management or their spouses or children under the age of 18 was granted the right to acquire any shares or debentures of the Company or any of its associated corporations (within the meaning of the Hong Kong SFO).

REPURCHASE, SALE AND REDEMPTION OF THE COMPANY'S SHARES

During the reporting period, neither the Company nor its subsidiaries purchased or sold any of their shares during the six months ended June 30, 2013.

CHARGE AND PLEDGES ON GROUP ASSETS

As of June 30, 2013, the Group charged and pledged assets with a total amount of RMB9,918 million, including property, plant and equipment, land use rights, intangible assets, inventories and investments in an associate for bank loans. Details refer to Note 11(f) to the financial statements.

EXTERNAL GUARANTEES PROVIDED BY THE COMPANY

As of June 30, 2013, the Company provided external guarantees with a total balance of RMB5.929 billion. Details are as follows:

On January 20, 2012, Ningxia Energy and Ningxia branch of China Development Bank entered into the Contract of Pledge for Accounts Receivables of RMB Loan, and offered a pledge guarantee in respect of the loan of RMB30 million for Ningxia Power Investment Corporation. The guarantee would expire upon expiry of the debt performance period under the principal contract. As at the reporting date, the balance of the several liability guarantee provided by Ningxia Energy to Ningxia Power Investment Corporation was RMB30 million.

In November 2011, the Company entered into the guarantee agreement with Natixis, being the agent for a consortium of lender. The guarantee would expire upon expiry of the debt performance period under the principal contract. As at the reporting date, the Company provided a several liability guarantee in respect of the loan of the USD300 million for Chalco Trading Hong Kong Co., Limited, a wholly-owned subsidiary of the Company.

In March 2012, the Company entered into the US dollars facility guarantee contract with China Development Bank, pursuant to which the Company will provide several liability guarantee in respect of a loan of up to USD702 million in total of Chalco Hong Kong Limited, a wholly-owned subsidiary of the Company. The guarantee period is two years from the date of expiry of the term for performance of loan under the principal contract. As at the reporting date, Chalco Hong Kong Limited drew down a loan of USD438.75 million, and the balance of the several liability guarantee provided by the Company to Chalco Hong Kong Limited was USD438.75 million.

In March 2013, the Company entered into the guarantee contract with China Development Bank, pursuant to which the Company will provide guarantee in respect of a loan of up to RMB1,020 million in total in proportion to its 34% shareholding for Shanxi Jiexiu Xinyugou Coal Co., Ltd. (), a joint venture of the Company. The guarantee period is two years from the date of expiry of the term for performance of loan under the principal contract. As at the reporting date, Shanxi Jiexiu Xinyugou Coal Co., Ltd. drew down a loan of RMB920 million, and the balance of the guarantee provided by the Company to Shanxi Jiexiu Xinyugou Coal Co., Ltd. was RMB312.8 million.

As at the reporting date, the guarantee provided by Ningxia Energy to its subsidiaries amounted to a total of RMB886.8 million and the guarantee provided by Ning Xia Yin Xing Energy Co., Ltd. to its subsidiaries amounted to a total of RMB170 million.

Save as aforesaid, there were no other external guarantees provided by the Company which were required to be disclosed.

CORPORATE GOVERNANCE

The Articles of Association, the Terms of Reference of the Audit Committee, the Terms of Reference of the Supervisory Committee and the Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees form the framework for the code of corporate governance practices of the Company. The Board has reviewed its corporate governance documents and internal control guidelines, and is of the view that such documents have incorporated most of the principles and code provisions in the "Code on Corporate Governance Practices" (the "CG Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules") and the requirements under the Internal Control Guidelines stipulated by the Shanghai Stock Exchange.

During the reporting period, saved as disclosed below, the Board is of the opinion that the Company has complied with the code provisions of the CG Code and the requirements under the Internal Control Guidelines stipulated by the Shanghai Stock Exchange.

Rule A.2.1 of the CG Code provides that, inter alia, the roles of chairman and chief executive should be separated and should not be performed by the same individual. The chairman and chief executive of the Company were served by one person. On May 9, 2013, the Board considered and approved the resolution in respect of the cancellation of the position of chief executive officer for the Company's operational and management needs with effect from the conclusion of the Board meeting. As a result, the Company has since complied with the requirements of Rule A.2.1 of the CG Code.

Pursuant to Rule 3.10(1) of the Hong Kong Listing Rules, every board of directors of a listed issuer must include at least three independent non-executive directors. Pursuant to the Articles of Association and the Terms of Reference of the Audit Committee, the audit committee must comprise a minimum of three independent non-executive directors. Before the proposal of electing members of the fifth session of the Board at the 2012 annual general meeting of the Company, the Company had not selected a candidate for independent non-executive director. Therefore, since June 27, 2013, the number of independent non-executive directors and members of the audit committee of the Company had been lower than the minimum number as required in Rule 3.10(1) and Rule 3.21 of the Hong Kong Listing Rules. On August 30, 2013, the Company appointed Mr. Wu Zhenfang as an independent non-executive director and a member of the audit committee of the Company. As such, the Company had been in compliance with Rule 3.10(1) and Rule 3.21 of the Hong Kong Listing Rules.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY THE DIRECTORS, SUPERVISORS AND RELEVANT EMPLOYEES

For clarity, the Company has adopted a Code of Conduct Regarding Securities Transactions by the Directors, Supervisors and Relevant Employees (the "Required Standards") on terms no less exacting than the required standard of dealings set out in the "Model Code for Securities Transactions by Directors of Listed Companies" in Appendix 10 to the Hong Kong Listing Rules. Some employees who are likely to be in possession of unpublished price sensitive information of the Group shall be in compliance with the Required Standards. All Directors, Supervisors and Relevant Employees, upon specific enquiries, have confirmed that they have complied with the Required Standards during the six months ended June 30, 2013.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based on the guidelines recommended by the Hong Kong Institute of Certified Public Accountants. The primary duties of the audit committee are to review the financial report of the Company, review the appointment of independent auditors, approve the auditing and provide audit-related services as well as monitor the internal financial reporting process and management policies of the Company.

As of the reporting date, the Audit Committee of the fifth session of the Board of the Company consists of three independent non-executive Directors, namely Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang. Mr. Ma Si-hang, Frederick is the Chairman of the Committee.

The Audit Committee and the management have reviewed the accounting policies and practices adopted by the Group and discussed auditing, internal control and financial statements matters, including the review of the unaudited interim condensed consolidated financial information for the six months ended June 30, 2013.

In the first half of 2013, the Audit Committee convened four meetings in total, including the seventeenth meeting of the Audit Committee of the fourth session of the Board held on March 20, 2013, at which thirteen proposals including the 2012 Financial Report were considered; the eighteenth meeting of the Audit Committee of the fourth session of the Board held on April 25, 2013, at which two proposals including the 2013 First Quarterly Financial Report of the Company were considered; the nineteenth meeting of the Audit Committee of the fourth session of the Board held on May 8, 2013, at which three proposals including proposed transfer of the equity interests held by the Company in relevant enterprises engaged in aluminum fabrication business were considered; and the twentieth meeting of the Audit Committee of the fourth session of the Board held on May 13, 2013, at which the proposal on disposal of its loans owed by Chalco Henan Aluminum Co., Ltd. () and Chalco Qingdao Light Metal Company Limited () was considered.

SIGNIFICANT EVENTS

1.	CORPORATE GOVERNANCE

The Company has strictly complied with the requirements of the Company Law of the People's Republic of China (the "Company Law"), the Securities Law of the People's Republic of China (the "Securities Law"), the relevant provisions of China Securities Regulatory Commission and Shanghai Stock Exchange Listing Rules (the "Shanghai Stock Exchange Listing Rules") and duly performed its corporate governance obligations in line without being deviated from the relevant requirements issued by China Securities Regulatory Commission. The Company has also strictly complied with the Hong Kong Listing Rules and its latest amendments' requirements in relation to corporate governance. The Company has established a corporate governance structure with clearly defined rights and responsibilities with effective check, balance and coordination. General meetings, board of directors and the supervisory committee safeguarded the interests of investors and shareholders by fulfilling their own responsibilities and operated in compliance with regulations. During the reporting period, the Company elected the new session of the Board and the supervisory committee in compliance with the relevant laws and regulations.

The Company will continue to be in strict compliance with the requirements of the regulatory bodies including China Securities Regulatory Commission, Beijing Securities Regulatory Bureau, Shanghai Stock Exchange, Hong Kong Stock Exchange and New York Stock Exchange. Through regulatory compliance and strict self-regulation, the Company will continuously improve its various corporate governance systems to further enhance its corporate governance and internal control system, aiming at protecting the interest of shareholders of the Company, and the Company will maintain consistent, stable and healthy development to bring returns to the society and shareholders through satisfactory performance results. The Company will also continue to comply with the requirements on corporate governance under the Hong Kong Listing Rules.

Since its incorporation, the Company has been completely separated from its controlling shareholder in terms of business, employees, assets and finance. The Company has independent and comprehensive business and has the ability to operate on its own.

2.	ASSETS TRANSACTIONS

Reference is made to the announcements of the Company dated August 13, 2012 and December 31, 2012 in relation to the acquisition of equity interests in Ningxia Energy.

On January 23, 2013, the Company obtained 70.82% of the total equity of Ningxia Energy through step acquisitions, thus Ningxia Energy became a non-wholly-owned subsidiary of the Company and has been consolidated into the consolidated financial statements of the Company since January 23, 2013.

Except for several disposals of assets and equities that involved connected transactions (please refer to the announcements dated June 6, 2013 and June 11, 2013 and the circular dated June 7, 2013), there were no significant assets transactions of the Company required to be disclosed during the reporting period.

3.	DISTRIBUTION OF FINAL DIVIDEND FOR THE YEAR 2012

The non-distribution of the 2012 final dividends of the Company was considered and approved at the 2012 annual general meeting on June 27, 2013.

4.	MATERIAL LITIGATION AND ARBITRATION

There was no material litigation and arbitration during the reporting period.

5.	MATERIAL CONNECTED TRANSACTIONS OF THE GROUP DURING THE REPORTING PERIOD

Connected transactions related to daily operations

During the reporting period, the total amount of major and continuing connected transactions between the Group and connected persons was approximately RMB7.0 billion, of which purchase transactions amounted to RMB4.1 billion and sales transactions amounted to RMB2.9 billion (including provision of products and services).

All of the above connected transactions during the reporting period have been conducted under the relevant agreements which have been published by way of announcement. The continuing connected transactions of the Group were mainly transactions between the Group and Chinalco.

Connected transactions related to acquisition and disposal of assets

Disposal of assets of the alumina production line of Guizhou branch of the Company

On June 6, 2013, the Company and Guizhou Aluminum Plant, the subsidiary of Chinalco, entered into the transfer agreement on the alumina assets (including the liabilities) of Guizhou branch. The Company would transfer the alumina assets of Guizhou branch to Guizhou Aluminum Plant of Chinalco with reference to the appraised value and the consideration shall be paid in five instalments, and the gains and losses relating to the abovementioned assets for the first half of 2013 would be undertaken by the Company. For details on the assets transfer, please refer to the announcement dated June 6, 2013 and the circular dated June 7, 2013.

Disposal of assets of Northwest Aluminum Fabrication branch

On June 6, 2013, the Company and Northwest Aluminum Fabrication Plant, the subsidiary of Chinalco, entered into an assets transfer agreement on the assets (including the liabilities) of the Northwest Aluminum Fabrication branch. The Company would transfer the assets of Northwest Aluminum Fabrication branch to Northwest Aluminum Fabrication Plant of Chinalco with reference to the appraised value and the consideration shall be paid in five instalments, and the gains and losses relating to the abovementioned assets for the first half of 2013 would be undertaken by the Company. For details on the assets transfer, please refer to the announcement dated June 6, 2013 and the circular dated June 7, 2013.

Overall disposal of equity in aluminum fabrication entities

On May 13, 2013, the Company intended to dispose its aluminum fabrication equities in eight aluminum fabrication entities (the eight entities included Chalco Henan, Chalco Qingdao, Chalco Ruimin, Chalco Southwest Aluminum, Chalco Southwest Cold Rolling, Huaxi Aluminum, Chalco Sapa and Guizhou Chalco) by way of open tender at Beijing Equity Exchange. On June 7, 2013, Chinalco won the bid for the equities of the target enterprises at the tender price. On June 9, 2013, the two parties entered into relevant equity transfer agreement and the supplementary equity exchange agreement, and their major terms are set out as follows: the transfer price is the listing price, and the gains and losses relating to the abovementioned assets for the first half of 2013 would be undertaken by the Company, and Chinalco would pay the transfer price of equities to the Company in cash by two instalments. As an additional condition for the overall transfer of the target of transfer, as at December 31, 2012, the Company's entrusted loans to Chalco Henan Aluminum Co., Ltd. and Chalco Qingdao Light Metal Company Limited should be transferred to Chinalco with a nominal principal amount up to RMB3 billion, and the consideration shall be determined with reference to appraisal value of such loans. For details for the transfer of equity interests, please refer to the announcement dated June 9, 2013 and the circular dated June 7, 2013.

Transfer of loans

On May 13, 2013, the Company intended to dispose its equity interests in eight aluminum fabrication entities by way of open tender at Beijing China Equity Exchange. The transfer of the Company's loans to Chalco Henan and Chalco Qingdao was one of the additional conditions. On June 9, 2013, the Company and Chinalco entered into a loan transfer agreement and transferred the abovementioned loan at appraised value, pursuant to which Chinalco shall pay such payment to the Company in cash in five equal instalments. For details of the transfer of loans, please refer to the announcement dated June 9, 2013 and the circular dated June 7, 2013.

6.	PERFORMANCE OF UNDERTAKINGS

The following undertakings by Chinalco were made during or subsisting in the reporting period:

During the initial issuance of A Shares of the Company, Chinalco provided undertakings principally in relation to non-competition, including:

Chinalco will arrange to dispose of its aluminum fabrication business, or the Company will acquire the aluminum fabrication business from Chinalco, and acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares.

Besides, the Company provided additional undertakings:

On August 22, 2011, the Company issued a letter of undertaking of Aluminum Corporation of China Limited* to resolve the horizontal competition with Jiaozuo Wanfang Aluminum Company Limited (hereafter, "Jiaozuo Wanfang") in the aluminum business (), pursuant to which it undertook to make its best endeavors to eliminate by proper means the competition in aluminum business with Jiaozuo Wanfang within five years.

There is no competition in aluminum fabrication business between the Company and Chinalco.

Up till now, both Shanxi Aluminum Factory, a wholly-owned subsidiary of Chinalco, and the Shandong branch of the Company had minor activities in the pseudo-boehmite market. However, as the pseudo-boehmite business is not among the principal activities of the Company, the revenue from sales of that segment made up a relatively low portion of the Company's revenue and as the sales locations of pseudo-boehmite of Shandong branch and Shanxi Aluminum Factory are different, the competition between Chinalco and the Company in respect of pseudo-boehmite business is limited.

Since the market conditions for pseudo-boehmite are immature, Chinalco does not propose to inject its pseudo-boehmite business to the Company's portfolio for the time being.

In April 2013, Jiaozuo Wanfang issued 169,266,914 A shares through non-public offering to five companies including Manulife Teda Fund Management Co., Ltd. () and Yinhua Fund Management Co., Ltd. (). After the completion of the non-public offering of A shares, the Company's shareholding in Jiaozuo Wanfang fell from 24.002% to 17.75%. On July 24, 2013, Jiaozuo Wanfang held the third extraordinary meeting for 2013 to consider and approve the proposed amendments to the articles of association and the proposed election of additional two independent directors. Jiaozuo Wanfang became a public company without controlling shareholders and actual controller. There was no competition within the same business between the Company and Jiaozuo Wanfang any longer.

When conditions become mature, both Chinalco and the Company will continue to duly implement the matters undertaken within the time limit.

7.	OTHER SIGNIFICANT EVENTS

Non-public Offering of A shares

On August 24, 2012, the twenty-ninth meeting of the fourth session of the Board of the Company resolved to propose to issue not more than 1.45 billion A shares in the PRC to qualified legal persons, natural persons, or other legally qualified investors. On October 12, 2012, SASAC approved such resolution. At the 2nd Extraordinary General Meeting for 2012, the second Meeting for Holders of A Shares for 2012 and the second Meeting for Holders of H Shares for 2012 held on October 12, 2012, the shareholders also considered and approved the non-public issue plan and related matters. On December 7, 2012, Issuance Examination Committee of the China Securities Regulatory Commission (CSRC) approved the application to issue A shares through non-public offering, and the application of issuing A shares through non-public offering was approved unconditionally. On March 14, 2013, the Company received the approval from CSRC to issue new shares of no more than 1.45 billion through non-public offering, effective within the six months from the date of the approval. As at the date of the publication of this report, no such issuance had occurred.

For details of the matter, please refer to the announcements of the Company dated October 12, 2012 and March 14, 2013.

Change in the shareholding of Jiaozuo Wanfang

As of December 31, 2012, the registered capital of Jiaozuo Wanfang, the non-wholly-owned subsidiary of the Company was RMB480,176,100. The Company held 24.002% of its shares as the largest shareholder. In April 2013, Jiaozuo Wanfang issued 169,266,914 A shares through non-public offering to five companies including Manulife Teda Fund Management Co., Ltd. () and Yinhua Fund Management Co., Ltd. (). After the completion of non-public offering of A shares, the registered capital of Jiaozuo Wanfang increased to RMB649,443,014, and the Company's shareholding in Jiaozuo Wanfang fell from 24.002% to 17.75%. Since April 19, 2013, Jiaozuo Wanfang had been excluded from the consolidated financial statements of the Group.

INDEPENDENT REVIEW REPORT

To the shareholders of Aluminum Corporation of China Limited
(Established in the People's Republic of China with limited liability)

Introduction

We have reviewed the interim financial information set out on page 44 to 136, which comprise the condensed consolidated statement of financial position of Aluminum Corporation of China Limited (the "Company") and its subsidiaries (together the "Group") as at June 30, 2013 and the related condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month then ended, and a summary of significant accounting policies and other explanatory notes. The Main Board Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting ("IAS 34"). The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express such opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young
Certified Public Accountants

22/F, CITIC Tower,
1 Tim Mei Avenue, Central
Hong Kong
August 30, 2013

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
As at June 30, 2013
(Amounts expressed in thousands of RMB unless otherwise stated)

		June 30,	December 31,
	Notes	2013	2012
			(Audited)

ASSETS

Non-current assets
Intangible assets	7	10,680,291	4,260,018
Property, plant and equipment	7	99,975,769	96,248,091
Land use rights and leasehold land		2,849,092	2,594,208
Investments in joint ventures	8	2,135,816	1,936,950
Investments in associates	8	15,748,775	17,211,965
Available-for-sale financial investments		92,652	64,500
Deferred tax assets		2,049,018	2,116,986
Other non-current assets		5,669,569	1,568,148

Total non-current assets		139,200,982	126,000,866

Current assets
Inventories		25,235,475	25,596,476
Trade and notes receivables	9	6,907,215	2,615,862
Other current assets		20,193,371	9,851,418
Financial assets at fair value through profit or loss		343	8,983
Restricted cash and time deposits		542,978	1,128,015
Cash and cash equivalents		10,407,732	9,063,593

		63,287,114	48,264,347

Assets of a disposal group classified as held for sale	10	-	751,669

Total current assets		63,287,114	49,016,016

Total assets		202,488,096	175,016,882

EQUITY AND LIABILITIES

Equity
Equity attributable to the owners of the parent
Share capital		13,524,488	13,524,488
Other reserves		19,631,360	19,930,226
Retained earnings
- proposed final dividend		-	-
- others		9,756,604	10,353,049

		42,912,452	43,807,763

Non-controlling interests		11,411,415	9,963,387

Total equity		54,323,867	53,771,150

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	11	50,937,727	36,635,652
Deferred tax liabilities		1,115,215	-
Other non-current liabilities		2,442,579	756,669

Total non-current liabilities		54,495,521	37,392,321

Current liabilities
Financial liabilities at fair value through profit or loss		12,493	12,662
Interest-bearing loans and borrowings	11	70,887,958	67,915,181
Other payables and accrued expenses		9,048,222	8,805,315
Trade and notes payables	12	13,635,588	7,059,194
Income tax payable		84,447	61,059

Total current liabilities		93,668,708	83,853,411

Total liabilities		148,164,229	121,245,732

Total equity and liabilities		202,488,096	175,016,882

Net current liabilities		(30,381,594)	(34,837,395)

Total assets less current liabilities		108,819,388	91,163,471

The accompanying notes are an integral part of the financial statements.

Xiong Weiping	Xie Weizhi

Director	Chief Financial Officer

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
For the six months ended June 30, 2013
(Amounts expressed in thousands of RMB unless otherwise stated)

For the six months
ended June 30

	Notes	2013	2012
			(Restated)

Continuing operations
Revenue	5	71,113,213	66,769,396
Cost of sales		(69,768,380)	(66,435,876)

Gross profit		1,344,833	333,520

Selling and distribution expenses	13	(847,465)	(899,082)
General and administrative expenses	14	(1,257,276)	(1,213,101)
Research and development expenses		(82,279)	(68,200)
Other income	15	527,771	267,956
Other gains/(losses), net	15	1,740,794	(178,236)

Operating profit/(loss) from
continuing operations		1,426,378	(1,757,143)

Finance income	16	160,532	111,729
Finance costs	16	(2,766,326)	(2,151,710)
Share of profits of:
Joint ventures	8	44,814	12,500
Associates	8	247,481	143,702

Loss before income tax
from continuing operations		(887,121)	(3,640,922)

Income tax benefit from continuing operations	17	33,650	724,717

Loss for the period from continuing operations		(853,471)	(2,916,205)

Discontinued operation
Profit/(loss) for the period
from discontinued operation	6	207,144	(508,563)

Loss for the period		(646,327)	(3,424,768)

Loss attributable to:
Owners of the parent		(596,445)	(3,253,255)
Non-controlling interests		(49,882)	(171,513)

		(646,327)	(3,424,768)

(Loss)/profit attributable to owners of
the parent arising from:
Continuing operations		(832,358)	(2,790,005)
Discontinued operation		235,913	(463,250)

		(596,445)	(3,253,255)

Other comprehensive loss, net of tax:
Other comprehensive loss to be reclassified to
profit or loss in subsequent periods:
Exchange differences on translation of
foreign operations		(172,212)	(6,306)

Net other comprehensive loss to be reclassified
to profit or loss in subsequent periods		(172,212)	(6,306)

Total other comprehensive loss
for the period, net of tax		(172,212)	(6,306)

Total comprehensive loss for the period		(818,539)	(3,431,074)

Total comprehensive loss for
the period attributable to:
Owners of the parent		(742,560)	(3,259,561)
Non-controlling interests		(75,979)	(171,513)

		(818,539)	(3,431,074)

Basic and diluted (loss)/earning per share
attributable to ordinary equity holders of the
parent (expressed in RMB per share)
From continuing operations	18	(0.06)	(0.21)
From discontinued operation	6,18	0.02	(0.03)

		(0.04)	(0.24)

Details of the dividends payable and proposed for the six months ended June 30, 2013 are disclosed in note 19 to the financial statements.

The accompanying notes are an integral part of the financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended June 30, 2013
(Amounts expressed in thousands of RMB unless otherwise stated)

Attributable to owners of the parent

Capital reserves

			Other	Statutory		Exchange			Non-
	Share	Share	capital	surplus	Special	fluctuation	Retained		controlling	Total
	capital	premium	reserves	reserve	reserve	reserve	earnings	Total	interests	equity

At January 1, 2013	13,524,488	13,097,117	890,741	5,867,557	92,193	(17,382)	10,353,049	43,807,763	9,963,387	53,771,150

Loss for the period	-	-	-	-	-	-	(596,445)	(596,445)	(49,882)	(646,327)

Other comprehensive loss
for the period
Exchange differences on
translation of foreign operations	-	-	-	-	-	(146,115)	-	(146,115)	(26,097)	(172,212)

Total comprehensive loss	-	-	-	-	-	(146,115)	(596,445)	(742,560)	(75,979)	(818,539)

Release of deferred
government subsidies	-	-	6,700	-	-	-	-	6,700	-	6,700
Acquisition of
subsidiaries (note 22)	-	-	-	-	-	-	-	-	3,710,790	3,710,790
Discontinued operation (note 6)	-	-	-	-	-	-	-	-	(324,539)	(324,539)
Disposal of a subsidiary
(note 23(a))	-	-	(257,529)	-	-	-	-	(257,529)	(1,931,114)	(2,188,643)
Capital injection from
non-controlling shareholders	-	-	-	-	-	-	-	-	42,808	42,808
Other appropriations	-	-	-	-	92,383	-	-	92,383	16,978	109,361
Share of reserves of associates
(note 8)	-	-	-	-	5,695	-	-	5,695	9,084	14,779

At June 30, 2013	13,524,488	13,097,117	639,912	5,867,557	190,271	(163,497)	9,756,604	42,912,452	11,411,415	54,323,867

Attributable to owners of the parent

Capital reserves

			Other	Statutory		Exchange			Non-
	Share	Share	capital	surplus	Special	fluctuation	Retained		controlling	Total
	capital	premium	reserves	reserve	reserve	reserve	earnings	Total	interests	equity

At January 1, 2012	13,524,488	12,846,728	945,777	5,867,557	90,780	(36,134)	18,586,803	51,825,999	6,328,687	58,154,686

Loss for the period	-	-	-	-	-	-	(3,253,255)	(3,253,255)	(171,513)	(3,424,768)

Other comprehensive loss
for the period:
Exchange differences on translation
of foreign operations	-	-	-	-	-	(6,306)	-	(6,306)	-	(6,306)

Total comprehensive loss	-	-	-	-	-	(6,306)	(3,253,255)	(3,259,561)	(171,513)	(3,431,074)

Release of deferred
governmental subsidies	-	-	106,340	-	-	-	-	106,340	-	106,340
Capital injection from
non-controlling shareholders	-	-	-	-	-	-	-	-	5,300	5,300
Other appropriations	-	-	-	-	16,185	-	-	16,185	3,318	19,503
Share of reserves of associates	-	-	-	-	5,464	-	-	5,464	9,404	14,868
Dividends paid by subsidiaries to
non-controlling
shareholders relating to 2011	-	-	-	-	-	-	-	-	(17,501)	(17,501)

At June 30, 2012	13,524,488	12,846,728	1,052,117	5,867,557	112,429	(42,440)	15,333,548	48,694,427	6,157,695	54,852,122

The accompanying notes are an integral part of the financial statements.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the six months ended June 30, 2013
(Amounts expressed in thousands of RMB unless otherwise stated)

For the six months
ended June 30

	Notes	2013	2012

Net cash flows from/(used in) operating activities		1,661,848	(1,815,384)

Investing activities

Purchases of intangible assets		(360,666)	(27,010)
Purchases of property, plant and equipment		(4,019,237)	(3,951,009)
Purchases of land use rights and leasehold land		(153)	(186,017)
Proceeds from disposal of property,
plant and equipment		89,008	81,121
Purchases of other non-current assets		-	(104,407)
Decrease/(increase) in restricted cash		10,179	(61,000)
Acquisition of subsidiaries, net of cash acquired	22	399,669	-
Disposal of Jiaozuo Wanfang, net of cash disposed	23(a)	(190,786)	-
Cash disposed as a part of discontinued operation	6	(345,351)	-
Investments in joint ventures	8	(68,600)	(161,554)
Investments in associates	8	(1,180,003)	(9,026,225)
Investment in available-for-sale investment		(5,000)	-
Investment income on financial products		45,384	-
Dividends received		-	110,605
Purchase of held-to-maturity assets		(281,000)	(500,000)
Payments for settlement of future
and option contracts, net		(812)	(497,752)
Loans to related parties		(519,106)	(200,000)
Loans repaid by related party		200,000	-
Loan to a third party		(166,000)	-
Advance to an associate		-	(1,263,476)
Deposit for investment projects		-	(283,415)
Assets related government grants received		1,940	8,543
Others		40,530	(6,777)

Net cash flows used in investing activities		(6,350,004)	(16,068,373)

For the six months
ended June 30

	2013	2012

Financing activities

Proceeds from issuance of short-term bonds,
net of issuance costs	7,980,105	-
Proceeds from issuance of medium-term bonds,
net of issuance costs	2,971,500	2,000,000
Repayments of medium-term notes and short-term bonds	(9,500,000)	(5,000,000)
Drawdown of short-term and long-term loans	40,860,599	45,202,515
Loan deposits received/(paid)	365,400	(4,004,878)
Loan deposits interest received	2,928	-
Repayments of short-term and long-term loans	(34,089,254)	(22,284,966)
Proceeds from government subsidies	25,546	-
Loans from non-controlling shareholders	-	3,441,818
Capital injection from non-controlling shareholders	42,808	5,300
Dividends paid by subsidiaries to non-controlling shareholders	(43,185)	(16,890)
Interest paid	(2,665,613)	(2,202,761)

Net cash flows from financing activities	5,950,834	17,140,138

Net increase/(decrease) in cash and cash equivalents	1,262,678	(743,619)

Net foreign exchange differences	81,461	(39,771)

Cash and cash equivalents at beginning of the period	9,063,593	10,591,306

Cash and cash equivalents at end of the period	10,407,732	9,807,916

The accompanying notes are an integral part of the financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2013
(Amounts expressed in thousands of RMB unless otherwise stated)

1.	GENERAL INFORMATION

Aluminum Corporation of China Limited () (the "Company") and its subsidiaries (together the "Group") are principally engaged in the manufacture and distribution of alumina, primary aluminum and aluminum fabrication products. The Group is also engaged in the development of bauxite related resources, the production, fabrication and distribution of bauxite, iron ore, carbon and relevant non-ferrous metal products and the trading of non-ferrous metal products and coal products.

The Company is a joint stock company which was incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC.

The Company's shares have been listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange in 2001. The Company also listed its A shares on the Shanghai Stock Exchange in 2007.

In the opinion of the directors, the ultimate holding company of the Company is Aluminum Corporation of China () ("Chinalco"), a company incorporated and domiciled in the PRC and wholly owned by the State-owned Assets Supervision and Administration Commission of the State Council.

The interim condensed consolidated financial statements are presented in Renminbi ("RMB") unless otherwise stated.

The interim condensed consolidated financial statements have not been audited.

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2013 have been prepared in accordance with International Accounting Standard ("IAS") 34 Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements as at December 31, 2012.

Going concern

As at June 30, 2013, the Group's current liabilities exceeded its current assets by approximately RMB30,382 million (December 31, 2012: RMB34,837 million). The directors of the Company have considered the Group's available sources of funds as follows:

*	The Group's expected net cash inflows from operating activities in 2013;

*

Unutilised banking facilities of approximately RMB92,472 million as at June 30, 2013, of which amounts totalling RMB76,905 million will be subject to renewal during the next 12 months. The directors of the Company are confident that these banking facilities could be renewed upon expiration based on the Group's past experience and good credit standing; and

*	Other available sources of financing from banks and other financial institutions given the Group's credit history.

The directors of the Company believe that the Group has adequate resources to continue operation for the foreseeable future of not less than 12 months from the approval date of these financial statements. The directors of the Company therefore are of the opinion that it is appropriate to adopt the going concern basis in preparing the interim condensed consolidated financial statements.

Discontinued operation

On June 27, 2013, the Company disposed of all of its equity interests in the following subsidiaries, including (1) 90.03% equity interest in Chalco Henan Aluminum Co., Ltd. () ("Henan Aluminum"); (2) 60% equity interest in Chalco Southwest Aluminum Co., Ltd. (); (3) 100% equity interest in Chalco Southwest Aluminum Cold Rolling Company Ltd. (); (4) 56.86% equity interest in Huaxi Aluminum Company Ltd. (); (5) 93.30% equity interest in Chalco Ruimin Co., Ltd. (); (6) 100% equity interest in Chalco Qingdao Light Metal Co., Ltd. () ("Qingdao Light Metal") (collectively as "Aluminum Fabrication Subsidiaries"). Meanwhile, the Company disposed of Northwest Aluminum Fabrication Branch of the Company ("Aluminum Fabrication Branch") to Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on June 27, 2013. The above transactions shall be settled in cash. In addition, as an adherent condition of the transfer of the equity interest in Henan Aluminum and Qingdao Light Metal, the Company also transferred the entrusted loans due from Henan Aluminum and Qingdao Light Metal to Chinalco (collectively as "Transferred Loan to Chinalco"), which were completed on June 27, 2013.

The above disposed Aluminum Fabrication Subsidiaries and Aluminum Fabrication Branch form the "Aluminum Fabrication Segment" of the Group. In accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the Aluminum Fabrication Segment was classified as discontinued operation and the operating results of Aluminum Fabrication Segment has been presented as discontinued operation in the interim condensed consolidated statement of comprehensive income for the period ended June 30, 2013. The comparative figures for the interim condensed consolidated statement of comprehensive income and related notes are restated to reflect the reclassification between continuing operations and discontinued operation accordingly.

Details on discontinued operation are disclosed in Note 6 to the interim condensed consolidated financial statements.

(b)	Significant accounting policies

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended December 31, 2012, except the new accounting policy adopted by the Group in respect of coal mining rights after the acquisition of Chalco Ningxia Energy Group Co., Ltd. () ("Ningxia Energy") (formerly named as Ningxia Power Group Co., Ltd. ("Ningxia Power") ()) in January 2013 as disclosed in note 22(a) to the financial statements, and the adoption of new and revised International Financial Reporting Standards ("IFRSs") (which include all International Financial Reporting Standards, International Accounting Standards, and Interpretations and amendments) that are effective from January 1, 2013:

New accounting policy adopted by the Group in relation to Ningxia Energy

Mining rights and mineral exploration rights

The Group's mining rights include coal, bauxite and other mining rights.

Mining rights are initially recorded at cost which include payments of consideration for extraction rights, exploration and other direct costs.

Amortisation of bauxite and other mining rights is provided on a straight-line basis according to the shorter of the expiration date of the mining certificate and the mineable period of natural resources. Estimated useful lives of the majority of the mining rights range from 3 to 30 years.

Coal mining rights are amortised on a unit-of-production basis over the economically recoverable reserves of the mine concerned.

Mineral exploration rights are initially recorded at the cost of the acquisition and adopt the same method as the one for the mining rights to amortise since the exploration rights convert to the mining rights and begin to produce.

New and revised IFRSs adopted by the Group

IAS 1 Presentation of Items of Other Comprehensive Income - Amendments to IAS 1

The amendments to IAS 1 introduce a grouping of items presented in other comprehensive income ("OCI"). Items that could be reclassified (or "recycled") to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendments affected presentation only and have no impact on the Group's financial position or performance.

IAS 1 Clarification of the requirement for comparative information (Amendment)

This amendment to IAS 1 clarifies the difference between voluntary additional comparative information and the minimum required comparative information. An entity must include comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period. The additional voluntarily comparative information does not need to be presented in a complete set of financial statements.

An opening statement of financial position (known as the 'third balance sheet') must be presented when an entity applies an accounting policy retrospectively, makes retrospective restatements, or reclassifies items in its financial statements, provided any of those changes has a material effect on the statement of financial position at the beginning of the preceding period. The amendment clarifies that a third balance sheet does not have to be accompanied by comparative information in the related notes. Under IAS 34, the minimum items required for interim condensed financial statements do not include a third balance sheet. The amendment has no impact on the Group.

IAS 19 Employee Benefits (Revised)

The IASB has issued numerous amendments to IAS 19. The revised standard introduces significant changes in the accounting for defined benefit pension plans including removing the choice to defer the recognition of actuarial gains and losses. Other changes include modifications to the timing of recognition for termination benefits and disclosures of defined benefit plans. These amendments have no impact on the Group's financial position or performance.

IAS 28 Investments in Associates and Joint Ventures (as revised in 2011)

As a consequence of the new IFRS 11 Joint Arrangements, and IFRS 12 Disclosure of Interests in Other Entities, IAS 28 Investments in Associates, has been renamed IAS 28 Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates. These amendments have no impact on the Group's financial position or performance.

IFRS 1 Government Loans - Amendments to IFRS 1

These amendments require first-time adopters to apply the requirements of IAS 20 Accounting for Government Grants and Disclosure of Government Assistance, prospectively to government loans existing at the date of transition to IFRSs. Entities may choose to apply the requirements of IFRS 9 (or IAS 39, as applicable) and IAS 20 to government loans retrospectively if the information needed to do so had been obtained at the time of initially accounting for that loan. The exception would give first-time adopters relief from retrospective measurement of government loans with a below-market rate of interest. The amendments have no impact on the Group.

IFRS 7 Disclosures - Offsetting Financial Assets and Financial Liabilities - Amendments to IFRS 7

The amendments require an entity to disclose information about rights to set-off financial instruments and related arrangements (e.g., collateral agreements). The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity's financial position. The new disclosures are required for all recognised financial instruments that are set off in accordance with IAS 32 Financial Instruments: Presentation. The disclosures also apply to recognised financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether the financial instruments are set off in accordance with IAS 32. As the Group is not setting off financial instruments in accordance with IAS 32 and does not have relevant offsetting arrangements, the amendments do not have any impact on the Group.

IFRS 10 Consolidated Financial Statements and IAS 27 Separate Financial Statements

IFRS 10 establishes a single control model that applies to all entities including special purpose entities. IFRS 10 replaces the parts of previously existing IAS 27 Consolidated and Separate Financial Statements that dealt with consolidated financial statements and SIC 12 Consolidation - Special Purpose Entities.

IFRS 10 changes the definition of control such that an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. To meet the definition of control in IFRS 10, all three criteria must be met, including: (a) an investor has power over an investee; (b) the investor has exposure, or rights, to variable returns from its involvement with the investee; and (c) the investor has the ability to use its power over the investee to affect the amount of the investor's returns. IFRS 10 has no impact on the consolidation of investments held by the Group.

IFRS 11 Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 addresses only two forms of joint arrangements, i.e., joint operations and joint ventures, and removes the option to account for joint ventures using proportionate consolidation. Instead, joint arrangements that meet the definition of a joint venture must be accounted for using the equity method. Application of this new standard has no impact on the financial position and financial performance of the Group because there are no changes in classification of the Group's joint arrangements after the Group assessed its investments in joint ventures and the Group's joint ventures are accounted for using equity method of accounting.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. These disclosures relate to an entity's interests in subsidiaries, joint arrangements, associates and structured entities. None of these disclosure requirements are applicable for interim condensed consolidated financial statements, unless significant events and transactions in the interim period require that they are provided. Accordingly, the Group has not made such disclosures.

IFRS 13 Fair Value Measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under IFRS when fair value is required or permitted. The application of IFRS 13 has not materially impacted the fair value measurements carried out by the Group.

IFRS 13 also requires specific disclosures on fair values, some of which replace existing disclosure requirements in other standards, including IFRS 7 Financial Instruments: Disclosures. Some of these disclosures are specifically required for financial instruments by IAS 34.16A(j), thereby affecting the interim condensed consolidated financial statements period. The Group provides these disclosures in Note 4.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

This interpretation applies to waste removal (stripping) costs incurred in surface mining activity during the production phase of the mine. The interpretation addresses the initial measurement and subsequent measurement of the benefit from the stripping activity. According to the Group's assessment, this standard has no material impact on the financial position and performance of the Group.

Annual Improvements May 2012

These amendments have no impact on the Group, but include:

IFRS 1 First-time Adoption of International Financial Reporting Standards

This amendment clarifies that an entity that ceased applying IFRS in the past and chooses, or is required, to apply IFRS, has the option to re-apply IFRS 1. If IFRS 1 is not re-applied, an entity must retrospectively restate its financial statements as if it had never ceased applying IFRS.

IAS 16 Property, Plant and Equipment

This amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventories.

IAS 32 Financial Instruments: Presentation

This amendment clarifies that income taxes arising from distributions to equity holders are accounted for in accordance with IAS 12 Income Taxes. The amendment removes existing income tax requirements from IAS 32 and requires entities to apply the requirements in IAS 12 to any income tax arising from distributions to equity holders. The amendment does not have any impact on the interim condensed consolidated financial statements for the Group, as there is no tax consequences attached to cash or non-cash distribution.

IAS 34 Interim Financial Reporting

The amendment clarifies the requirements in IAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirements in IFRS 8 Operating Segments. Total assets and liabilities for a reportable segment need to be disclosed only when the amounts are regularly provided to the chief operating decision maker and there has been a material change in the total amount disclosed in the entity's previous annual consolidated financial statements for that reportable segment. As the Group included the disclosure of total segment assets and liabilities as reported to the chief operating decision maker in prior year's financial statements, the amendment does not have any impact on the interim condensed consolidated financial statements.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these judgements, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amounts of assets or liabilities affected in future periods.

In preparing these interim condensed consolidated financial statements, the significant judgements and estimates made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2012, except the new estimates adopted by the Group after the acquisition of Ningxia Energy in January 2013 as disclosed in note 22(a) to the financial statements:

Coal reserve estimates and unit-of-production amortisation for coal mining rights

Engineering estimates of the Group's coal reserves are inherently imprecise and represent only approximate amounts because of the subjective judgements involved in developing such information. There are authoritative guidelines regarding the engineering criteria that have to be met before estimated coal reserves can be designated as "proved" and "probable". Proved and probable coal reserve estimates are updated on regular basis and have taken into account recent production and technical information about each mine. In addition, as prices and cost levels change from year to year, the estimate of proved and probable coal reserves also changes.

4.	FINANCIAL RISK MANAGEMENT

4.1	Financial risk management

(a)	Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including foreign currency risk, cash flow and fair value interest rate risk and commodity price risk), credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group's annual financial statements for the year ended December 31, 2012.

There have been no changes in the risk management department or in any risk management policies since last year end. Compared to last year end, there was no material change in the status of market risk and credit risk.

(b)	Liquidity risk

Compared to December 31, 2012, there was no material change in the contractual undiscounted cash outflows for financial liabilities, except for the net increase in short-term loans and borrowings amounting to RMB5,671 million which were primarily for meeting working capital need; and the addition and the repayment of long-term bank and other loans amounting to RMB2,752 million and RMB4,879 million, respectively.

As at June 30, 2013, the Group had total banking facilities of approximately RMB158,552 million (December 31, 2012: RMB161,761 million), of which amounts totalling RMB66,080 million have been utilised as at June 30, 2013 (December 31, 2012: RMB64,819 million). Banking facilities of approximately RMB106,610 million will be subject to renewal within the next 12 months. The directors of the Company are confident that such banking facilities can be renewed upon expiration based on their past experience and good credit standing.

In addition, as at June 30, 2013, the Group had credit facilities through its primary aluminum futures agent at the London Metal Exchange amounting to USD116 million (equivalent to RMB716.73 million) (December 31, 2012: USD94 million (equivalent to RMB590.84 million)), of which USD24.49 million (equivalent to RMB151.32 million) (December 31, 2012: USD1.03 million (equivalent to RMB6.47 million)) has been utilised. The futures agent has the right to adjust the related credit facilities.

4.2	Financial instruments

Fair values

Set out below is the carrying amounts and fair values of financial instruments as at June 30, 2013:

	Carrying
	amount	Fair value

Financial assets
Current
Trade and notes receivables	6,907,215	6,907,215
Financial assets at fair value
through profit or loss	343	343
Restricted cash and time deposits	542,978	542,978
Cash and cash equivalents	10,407,732	10,407,732
Financial assets included in other current assets	10,080,073	10,080,073

Subtotal	27,938,341	27,938,341

Non-current
Available-for-sale financial investments	92,652	92,652
Financial assets included in non-current assets	4,734,688	4,734,688

Subtotal	4,827,340	4,827,340

Total	32,765,681	32,765,681

Financial liabilities
Current
Financial liabilities at fair value through profit or loss	(12,493)	(12,493)
Interest-bearing loans and borrowings	(70,887,958)	(70,887,958)
Current portion of long-term payables	(8,330)	(8,330)
Current portion of bond issuance cost payable	(6,000)	(6,000)
Interest payables for borrowings	(973,960)	(973,960)
Financial liabilities included in other payables
and accrued expenses	(5,407,815)	(5,407,815)
Trade and notes payables	(13,635,588)	(13,635,588)

Subtotal	(90,932,144)	(90,932,144)

Non-current
Bond issuance cost payable	(6,000)	(6,000)
Financial liabilities included in non-current liabilities	(1,639,278)	(1,639,278)
Interest-bearing loans and borrowings	(50,937,727)	(49,601,847)

Subtotal	(52,583,005)	(51,247,125)

Total	(143,515,149)	(142,179,269)

Fair value hierarchy

The Group uses the following hierarchy for determining and disclosing the fair values of financial instruments:

Level 1:	Fair value measured based on quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2:	Fair value measured based on valuation techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3:	Fair value measured based on valuation techniques for which any inputs which have a significant effect on the recorded fair value are not based on observable market data.

For financial instruments that are recognised at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing the categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

As at June 30, 2013, the Group held the following classes of financial instruments measured at fair value:

Financial assets at fair value through profit or loss:

	Level 1	Level 2	Level 3	Total

Futures contracts	343	-	-	343
Forward foreign
exchange contracts	-	-	-	-

	343	-	-	343

Financial liabilities at fair value through profit or loss:

	Level 1	Level 2	Level 3	Total

Futures contracts	865	-	-	865
Options contracts	-	11,628	-	11,628

	865	11,628	-	12,493

During the six-month period ended June 30, 2013, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.

5.	REVENUE AND SEGMENT INFORMATION

(a)	Revenue

Revenue from continuing operations recognised during the period is as follows:

For the six months
ended June 30

	2013	2012
		(Restated)

Sales of goods (net of value-added tax)	70,407,058	65,878,247
Other revenue	706,155	891,149

	71,113,213	66,769,396

Other revenue primarily includes revenue from the sale of scrap and other materials, the supply of gas, heat and water and the provision of machinery processing, transportation, packing and other services.

(b)	Segment information

The presidents of the Company (formerly "the Company's Executive Committee") have been identified as the chief operating decision-makers. They are responsible for the review of the internal reports in order to allocate resources to operating segments and assess their performance.

The presidents consider the business from a product perspective comprising alumina, primary aluminum and aluminum fabrication for the Group's manufacturing business, which is identified as separate reportable operating segments. In addition, the Group's trading business is identified as a separate reportable operating segment. The Group's operating segments also include corporate and other operating activities.

However, as disclosed in notes 2(a) and 6 to the financial statements, the Group has disposed of its equity interests and assets in the Aluminum Fabrication Segment on June 27, 2013. Accordingly, the Aluminum Fabrication Segment has been classified as a discontinued operation and was excluded from the segment information for the period ended June 30, 2013.

In addition, the Company acquired an aggregate of 70.82% equity interest in Ningxia Energy on January 23, 2013. Ningxia Energy is principally engaged in research and development, production and operation of energy products, mainly includes coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business, and construction and operation of coal aluminum integration. After the acquisition of Ningxia Energy, the presidents have identified Ningxia Energy and other energy related operations, formerly included in corporate and other operating segments, as energy segment in accordance with IFRS 8 Operating Segments.

As a result of the above changes in segment structure, the comparative figures of segment information for the period ended 30 June, 2012 were restated accordingly.

The presidents assess the performance of operating segments based on profit or loss before income tax in related periods. Unless otherwise stated below, the manner of assessment used by the presidents is consistent with that applied in these interim condensed consolidated financial statements. Management has determined the operating segments based on the reports reviewed by the presidents that are used to make strategic decisions.

The Group's five reportable operating segments are summarised as follows:

*

The alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's aluminum plants and externally to customers outside the Group. This segment also includes the production and sale of chemical alumina and metal gallium.

*

The primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity power, smelting alumina to produce primary aluminum which is sold to the Group's internal aluminum fabrication plants and external customers. This segment also includes the production and sale of carbon products and aluminum alloy and other aluminum products.

*

The energy segment, which consists of research and development, production and operation of energy products, mainly includes coal mining, electricity generation by thermal power, wind power and solar power, new energy related equipment manufacturing business, and construction and operation of coal aluminum integration. Sales of coals are mainly to the Group's internal and external coal consuming customers, electricity used within the Group and by regional power grid corporations.

*

The trading segment, which engages in the trading of alumina, primary aluminum, aluminum fabrication products, other non-ferrous metal products, coal products and raw materials and supplemental materials to internal manufacturing plants and external customers in the PRC. The products are sourced from fellow subsidiaries and international and domestic suppliers of the Group. Sales of products manufactured by the Group's manufacturing business are included in the total revenue of the trading segment and are eliminated with the segment revenue of the respective segments which supplied the products to the trading segment.

*	Corporate and other operating segments, which mainly include management of corporate, research and development activities and others.

Prepaid current income tax and deferred tax assets are excluded from segment assets, and income tax payable and deferred tax liabilities are excluded from segment liabilities. All sales among the operating segments were conducted on terms mutually agreed among group companies, and have been eliminated upon consolidation.

For the six months ended June 30, 2013

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	activities	elimination	Total

Total revenue	15,811,153	26,045,781	1,967,329	58,053,517	306,159	(31,034,097)	71,149,842
Inter-segment revenue	(14,657,799)	(10,397,304)	(148,357)	(5,775,096)	(55,541)	31,034,097	-

Sales of self-produced
products	17,195,667
Sales of products sourced
from external suppliers	35,082,754
Revenue from external
customers from continuing
operations	1,153,354	15,648,477	1,818,972	52,278,421	250,618	-	71,149,842

Elimination with
discontinued operation							(36,629)

Revenue from external
customers							71,113,213

Segment (loss)/profit from
continuing operations	(576,647)	(985,977)	158,618	285,944	425,764	(194,823)	(887,121)

Income tax benefit from
continuing operations							33,650

Loss for the period from
continuing operations							(853,471)

Other items for continuing
operations:
Finance income	12,194	34,818	40,804	49,197	23,519	-	160,532
Finance costs	(537,852)	(737,970)	(448,040)	(103,159)	(939,305)	-	(2,766,326)
Share of profits/(losses) of
joint ventures	-	-	77,408	-	(32,594)	-	44,814
Share of profits of associates	-	71,114	148,645	-	27,722	-	247,481
Amortisation of land use
rights and leasehold land	(18,917)	(13,273)	(6,268)	(523)	(672)	-	(39,653)
Depreciation and
amortisation excluding
the amortisation of land
use rights and leasehold land	(1,521,341)	(1,374,961)	(426,631)	(3,142)	(55,175)	-	(3,381,250)
Gain/(loss) on disposal of
property, plant and equipment	26,277	74,509	(152)	-	(6)	-	100,628
Gain on disposal of alumina
production line of Guizhou
branch of the Company	33,247	-	-	-	-	-	33,247
Change for impairment of
inventories	114,411	192,857	(180,002)	(73,217)	-	-	54,049
Reversal of impairment of
receivables, net of bad debts
recovered	2,393	735	4,024	-	-	-	7,152

Additions to non-current
assets during the period
from continuing operations
Intangible assets	390,302	-	6,199,781	-	346	-	6,590,429
Land use rights	-	149	618,195	-	-	-	618,344
Property, plant and equipment	1,835,710	1,504,103	21,153,351	2,240	54,686	-	24,550,090

Additions to non-current							Discontinued
assets during the period							operation
from discontinued operation
Intangible assets							-
Land use rights							1,212
Property, plant and equipment							134,128

For the six months ended June 30, 2012 (Restated)

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	activities	elimination	Total

Total revenue	15,895,336	28,259,293	-	56,891,724	322,396	(34,367,996)	67,000,753
Inter-segment revenue	(14,550,712)	(12,733,667)	-	(6,929,272)	(154,345)	34,367,996	-

Sales of self-produced
products	19,463,206
Sales of products sourced
from external suppliers	30,499,246
Revenue from external
customers from
continuing operations	1,344,624	15,525,626	-	49,962,452	168,051	-	67,000,753

Elimination with
discontinued operation							(231,357)

Revenue from
external customers							66,769,396

Segment (loss)/profit from
continuing operations	(1,560,178)	(1,216,186)	(10,479)	274,045	(1,103,123)	(25,001)	(3,640,922)

Income tax benefit from
continuing operations							724,717

Loss for the period
from continuing operations							(2,916,205)

Other items for continuing
operations:
Finance income	8,707	21,601	2,746	50,948	27,727	-	111,729
Finance costs	(438,156)	(747,159)	-	(126,176)	(840,219)	-	(2,151,710)
Share of profits of
joint ventures	-	-	-	-	12,500	-	12,500
Share of profits/(losses)
of associates	-	136,623	(792)	-	7,871	-	143,702
Amortisation of land use
rights and leasehold land	(12,622)	(21,552)	-	(8)	(2,006)	-	(36,188)
Depreciation and amortisation
excluding the amortisation
of land use rights and
leasehold land	(1,521,640)	(1,387,692)	(124)	(1,944)	(62,106)	-	(2,973,506)
(Loss)/gain on disposal of
property, plant and equipment	(250)	3,421	-	(255)	(38)	-	2,878
Change for impairment of
inventories	(228,319)	(86,170)	-	(6,305)	(97)	-	(320,891)
(Provision for)/reversal
of impairment of receivables,
net of bad debts recovered	(776)	559	-	-	(809)	-	(1,026)

Additions to non-current
assets during the period
from continuing operations
Intangible assets	25,931	-	8	-	887	-	26,826
Land use rights	50,381	122,974	-	-	-	-	173,355
Property, plant and equipment	1,997,743	1,741,506	4,088	46,591	65,671	-	3,855,599

Additions to non-current							Discontinued
assets during the period							operation
from discontinued operation
Intangible assets							184
Land use rights							12,662
Property, plant and equipment							211,447

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	activities	elimination	Total

As at June 30, 2013

Segment assets	75,275,893	51,628,488	36,019,823	20,096,349	25,038,277	(7,886,825)	200,172,005

Unallocated:
Deferred tax assets							2,049,018
Prepaid income tax							267,073

Total assets							202,488,096

Segment liabilities	41,497,843	27,582,958	22,844,954	17,059,305	44,291,815	(6,312,308)	146,964,567

Unallocated:
Deferred tax liabilities							1,115,215
Income tax payable							84,447

Total liabilities							148,164,229

					Corporate
					and other	Inter-
		Primary			operating	segment
	Alumina	aluminum	Energy	Trading	activities	elimination	Total

As at December
31, 2012 (Restated)

Segment assets	73,674,402	56,052,801	2,532,851	14,170,929	20,934,520	(9,198,192)	158,167,311

Unallocated:
Deferred tax assets							2,116,986
Prepaid income tax							295,434
Discontinued operation							14,437,151

Total assets							175,016,882

Segment liabilities	40,217,727	30,396,514	865,566	11,361,833	37,567,564	(9,863,984)	110,545,220

Unallocated:
Income tax payable							61,059
Discontinued operation							10,639,453

Total liabilities							121,245,732

The Group mainly operates in the Mainland China. Geographical information on operating segments is as follows:

For the six months
ended June 30

	2013	2012
		(Restated)

Segment revenue from external
customers from continuing operations
- Domestic	69,633,303	65,043,189
- Overseas	1,479,910	1,726,207

	71,113,213	66,769,396

	June 30,	December 31,
	2013	2012
		(Audited)

Non-current assets (excluding available-for-
sale financial investments, entrusted loans
and deferred tax assets)
- Domestic	122,801,123	111,725,252
- Overseas	14,258,189	11,894,128

	137,059,312	123,619,380

For the six months ended June 30, 2013, revenues from continuing operations of approximately RMB9,509 million (for the six months ended June 30, 2012 from continuing operations: RMB11,997 million (restated)) are derived from entities directly or indirectly owned or controlled by the PRC government, including Chinalco. These revenues are mainly attributable to the alumina, primary aluminum, energy and trading segments. There is no other individual customer with transactions of more than 10% of the Group's revenue during the period ended June 30, 2013.

6.	DISCONTINUED OPERATION

On June 9, 2013, the Company entered into an equity interest transfer agreement ("Aluminum Fabrication Interests Transfer Agreement") with Chinalco, pursuant to which the Company transferred to Chinalco its equity interests in (a) six subsidiaries: (1) 90.03% equity interest in Chalco Henan Aluminum Co., Ltd. () ("Henan Aluminum"); (2) 60% equity interest in Chalco Southwest Aluminum Co., Ltd.(); (3) 100% equity interest in Chalco Southwest Aluminum Cold Rolling Company Ltd. (); (4) 56.86% equity interest in Huaxi Aluminum Company Ltd. (); (5) 93.30% equity interest in Chalco Ruimin Co., Ltd. (); and (6) 100% equity interest in Chalco Qingdao Light Metal Co., Ltd. () ("Qingdao Light Metal") (collectively known as "Aluminum Fabrication Subsidiaries"), (b) a joint venture: 50% equity interest in Chalco Sapa Aluminum Products (Chongqing) Co., Ltd. () ("Chalco Sapa"); and (c) an associate: 40% equity interest in Guizhou Chalco Aluminum Co., Ltd. () ("Guizhou Chalco") ((b) and (c) together known as "Aluminum Fabrication Investments") (see Note 8(d)). In addition, the Company entered into the Aluminum Fabrication Assets Transfer Agreement with Northwest Aluminum Fabrication Plant, a subsidiary of Chinalco, on June 6, 2013, pursuant to which the Company transferred the net assets in Northwest Aluminum Fabrication Branch of the Company () ("Aluminum Fabrication Branch") to Northwest Aluminum Fabrication Plant. The above transactions were completed on June 27, 2013.

The Aluminum Fabrication Subsidiaries and Aluminum Fabrication Branch form the Aluminum Fabrication Segment of the Group. Pursuant to the Aluminum Fabrication Interests Transfer Agreement and the Aluminum Fabrication Assets Transfer Agreement, the consideration thereof was determined with reference to independent valuation undertaken by professional valuers recognised in the PRC of the net asset of the respective entities/branch as at December 31, 2012, adjusted to give effect to the changes in net assets value from the valuation date (December 31, 2012) to the disposal date.

As an adhere condition to disposal of certain of the Aluminum Fabrication Subsidiaries, as at December 31, 2012, the Company's entrusted loans to Henan Aluminum and Qingdao Light Metal were transferred to Chinalco with a nominal principal amount up to RMB3 billion ("Transferred Loan to Chinalco"), and the appraisal value of such loans was taken as the basis for the consideration.

After giving adjustment to the change in the net assets value from the valuation date (December 31, 2012) to the disposal date regarding the Aluminum Fabrication Subsidiaries and the Aluminum Fabrication Branch, the aggregate consideration for the disposal of the Aluminum Fabrication Segment and the Transferred Loan to Chinalco was finalized at RMB6,314.5 million. The disposal of the Aluminum Fabrication Segment and the Transferred Loan to Chinalco shall be considered in their totality.

The disposal of Aluminum Fabrication Segment can optimise the asset structure, lower the debt to asset ratio, improve the debt portfolio of the Group, increase the operating cash flows of the Group and strengthen the re-financing ability of the Group, which is beneficial for the Group to focus on the development of quality resources and develop its business relating to the quality resources, so as to move towards the forefront of the industry chain and the high-end of the value chain.

Since the Aluminum Fabrication Segment was a component of the Group's business, representing a separate major line of business with separately identifiable operations and cash flows, it is classified as a discontinued operation. Accordingly, the results of the Aluminum Fabrication Segment were separately reported as a "discontinued operation" in the interim condensed consolidated statement of comprehensive income for the period ended June 30, 2013. In addition, the gain recognised on the disposal of the Aluminum Fabrication Segment was also included in results of discontinued operation.

The details of the net assets of discontinued operation disposed of as at June 27, 2013 are as follows:

	Note	June 27, 2013

Net assets disposed of:
Cash and cash equivalents		345,351
Trade and notes receivables		1,563,462
Inventories		2,254,990
Other current assets		1,427,870
Deferred tax assets		105,716
Property, plant and equipment	7	9,354,169
Land use rights		267,104
Intangible assets	7	11,210
Investment in an associate		202,210
Other non-current assets		39,472
Trade and notes payables		(2,016,152)
Income tax payable		(583)
Other payables and accrued expenses		(598,000)
Interest-bearing loans and borrowings		(9,808,339)
Other non-current liabilities		(55,435)

Net assets		3,093,045

Non-controlling interests		(324,539)

Net assets disposed of		2,768,506

Transferred Loan to Chinalco		2,925,500

June 27, 2013

Total net assets disposed of	5,694,006
Gain on disposal of discontinued operation and
Transferred Loan to Chinalco	620,494

6,314,500

Satisfied by:
Cash	-
Receivable	6,314,500

6,314,500

An analysis of the cash flows of cash and cash equivalents in respect of disposal of discontinued operation is as follows:

June 27, 2013

Cash consideration	-
Less: cash and cash equivalents disposed of	(345,351)

Net cash outflows on disposal of discontinued operation	(345,351)

The results of discontinued operation are presented below:

For the six months
ended June 30

	2013*	2012

Revenue	5,527,808	4,928,385
Expenses	(5,684,116)	(5,256,249)

Operating loss	(156,308)	(327,864)
Finance costs, net	(259,187)	(212,273)
Share of profit/(loss) of an associate	877	(292)

Loss before tax from discontinued operation	(414,618)	(540,429)

Income tax benefit	1,268	31,866

Loss for the period from discontinued operation	(413,350)	(508,563)

Gain on disposal of discontinued operation	620,494	-

Profit/(loss) for the period
from discontinued operation	207,144	(508,563)

The net cash flows incurred by discontinued operation are as follows:

For the six months
ended June 30

	2013*	2012

Operating activities	(10,253)	142,350
Investing activities	(134,499)	(140,685)
Financing activities	117,868	(218,196)
Net foreign Exchange differences	124	602

Net cash outflows	(26,760)	(215,929)

*	These numbers represent the activities in current period prior to disposal of discontinued operation on June 27, 2013.

For the six months
ended June 30

	2013	2012

Basic and diluted earning/(loss) per share from
discontinued operation (in RMB per share)	0.02	(0.03)

The calculations of basic and diluted earning/(loss) per share from discontinued operation are based on:

For the six months
ended June 30

	2013	2012

Profit/(loss) attributable to owners of the parent from
discontinued operation (in RMB)	235,913,000	(463,250,000)

Weighted average number of ordinary shares in issue
during the period used in the basic and diluted
earnings or loss per share calculation (note 18)	13,524,487,892	13,524,487,892

7.	INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

Intangible assets

			Mineral	Computer		Property,
		Mining	exploration	software		plant and
	Goodwill	rights	rights	and others	Total	equipment

Net book amount as
at January 1, 2013	2,362,735	830,650	951,329	115,304	4,260,018	96,248,091
Additions	-	19,564	340,633	5,573	365,770	4,606,306
Acquisition of
subsidiaries (note 22)	29,939	6,072,692	-	122,028	6,224,659	20,077,912
Disposals	-	(434)	-	(1,366)	(1,800)	(330,722)
Disposal of discontinued
operation (note 6)	-	-	-	(11,210)	(11,210)	(9,354,169)
Deemed disposal of
Jiaozuo Wanfang
(note 23(a))	(31,790)	-	-	(3,384)	(35,174)	(3,711,206)
Disposal of Alumina
Production Line of
Guizhou Branch of the
Company (note 23(b))	-	-	-	-	-	(3,993,895)
Amortisation
and depreciation	-	(105,527)	-	(13,107)	(118,634)	(3,563,983)
Reclassification	-	6,571	(6,571)	-	-	-
Currency translation
differences	(112)	-	(3,226)	-	(3,338)	(2,565)

Net book amount as at
June 30, 2013	2,360,772	6,823,516	1,282,165	213,838	10,680,291	99,975,769

Intangible assets

			Mineral	Computer		Property,
		Mining	exploration	software		plant and
	Goodwill	rights	rights	and others	Total	equipment

Net book amount
as at January 1, 2012	2,362,735	568,006	1,081,427	136,602	4,148,770	93,775,373
Additions	-	19,478	6,596	936	27,010	4,067,046
Disposals	-	(220)	(1,188)	-	(1,408)	(284,110)
Amortisation
and depreciation	-	(27,570)	-	(13,498)	(41,068)	(3,063,785)
Reclassification	-	24,279	(24,279)	-	-	-
Transfer-out to
land use rights	-	-	-	-	-	(44,961)
Currency
translation differences	-	-	-	-	-	304

Net book amount
as at June 30, 2012	2,362,735	583,973	1,062,556	124,040	4,133,304	94,449,867

8.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

Movements in investments in joint ventures and associates are as follows:

	Joint Ventures	Associates

As at January 1, 2013	1,936,950	17,211,965

Addition through acquisition of a subsidiary (note (a))	217,172	963,605
Capital injection (note (b))	68,600	743,088
Transferred as a subsidiary through business
combination (note (c))	-	(2,547,579)
Disposal of investments in a joint venture and
two associates (note (d))	(127,220)	(340,955)
Deemed disposal of Jiaozuo Wanfang (note (e))	-	1,157,129
Derecognised investments in a joint venture
and two associates of Jiaozuo Wanfang (note (f))	(4,500)	(1,469,145)
Share of profits for the period from:
Continuing operations	44,814	247,481
Discontinued operation	-	877
Share of change in reserves	-	14,779
Exchange differences	-	(232,470)

As at June 30, 2013	2,135,816	15,748,775

Notes:

(a)	Addition through acquisition of a subsidiary

Joint ventures

As disclosed in note 22, Ningxia Energy became the subsidiary of the Company on January 23, 2013. Therefore, the joint ventures of Ningxia Energy, including Ningxia Zhong Ning Power Co., Ltd. (), Ningxia Da Tang International Dam Power Co., Ltd. () and Ningxia Tian Jing Shen Zhou Wind Power Co., Ltd. () became the joint ventures of the Group accordingly.

Associates

As disclosed in note 22, Ningxia Energy became the subsidiary of the Company on January 23, 2013. Therefore, the associates of Ningxia Energy, including Hua Neng Ningxia Energy Co., Ltd. (), Hua Dian Ningxia Ling Wu Power Co., Ltd. () ("Ling Wu Power") and Ningxia Jing Neng Ning Dong Power Co., Ltd. () became the associates of the Group accordingly.

(b)	Capital injection

Joint venture

In February 2013, the Company, through a wholly-owned subsidiary, Shanxi Huayu Energy Co., Ltd. (), and Huozhou Coal Electricity Group Co., Ltd., () jointly established Huozhou Coal Group Xuehugou Coal Co., Ltd. () ("Huozhou Coal"). As at June 30, 2013, the Group has injected cash amounting to RMB68.6 million as capital contribution and held 49% equity interest in Huozhou Coal.

Associates

The Company, through a 51% owned subsidiary, Shanxi Huasheng Aluminum Co., Ltd. (), held 43.03% equity interest in Huozhou Coal Group Xingshengyuan Coal Co., Ltd. () ("Xingshengyuan Coal"), which was acquired from a third party (the "seller") at consideration of RMB380 million. The Group paid the prepayment of RMB342 million in 2012. Upon fulfilling the investment conditions as agreed with the seller, the Group transferred the prepayment of RMB342 million and recognized the remaining payable of RMB38 million, totaling RMB380 million, as investment cost of associate in May 2013. As at June 30, 2013, the Group has yet settled the remaining consideration of RMB38 million. In addition, according to the investment agreement entered between the Group and the seller, the Group is required to pay an amount of RMB50 million in addition to aforementioned purchase consideration of RMB380 million if Xingshegnyuan Coal can expand the development of coal mine as agreed in the coming future.

In April 2013, the Company, through a 70.82% owned subsidiary, Ningxia Energy, made additional capital injection to Ling Wu Power of RMB240 million in cash in proportion to its 24.79% equity interest in Ling Wu Power.

In May 2013, the Company, through a 65% owned subsidiary, Chalco Iron Ore Holding Ltd., made additional capital injection to Simfer Jersey Limited of USD18.6 million (equivalent of RMB115 million) in cash in proportion to its 30.55% equity interest in Simfer Jersey Limited.

In February 2013, the Company, through a wholly-owned subsidiary, China Aluminum International Trading Co., Ltd. () ("Chalco International Trading"), set up Chalco Jinpingguo Foshan Investment Co., Ltd. () ("Jinpingguo Investment") with independent third parties, Pingguo Asia Aluminum Co., Ltd. () and Guangxi Jinpingguo Aluminum Co., Ltd. (). As at June 30, 2013, Chalco International Trading has paid the capital injection of RMB8 million in cash and held 40% equity interest in Jinpingguo Investment.

(c)	Transferred as a subsidiary through business combination

As further disclosed in note 22(a), the Company entered into, in December 2012, the Equity Transfer Agreement with Huadian Power International Co., Ltd. () ("Huadian Power") to acquire the latter's 23.66% equity interest in Ningxia Energy at a total cash consideration of RMB1,362 million. By December 31, 2012, the Company has paid RMB545 million to Huadian Power. In early January 2013, the Company paid the remaining cash consideration amounting to RMB817 million to Huadian Power.

Also, as further disclosed in note 22(a), the Company subsequently obtained control over Ningxia Energy on January 23, 2013. Since then, Ningxia Energy was accounted for as a subsidiary of the Group. Prior to obtaining the control over Ningxia Energy, the Group accounted for it as an associate.

(d)	Disposal of investments in a joint venture and two associates

(i)

As disclosed in Note 6, the Company and Chinalco entered into Aluminum Fabrication interests Tranfer Agreement on June 9, 2013, pursuant to which the Company transferred its 50% equity interest in Chalco Sapa Aluminum Products (Chongqing) Co., Ltd. () ("Chalco Sapa") (the Company's joint venture) with carrying amount of RMB127.2 million and its 40% equity interest in Guizhou Chalco Aluminum Co., Ltd. () ("Guizhou Chalco") (the Company's associate) with carrying amount of RMB138.75 million, to Chinalco, at consideration of RMB264.5 million in aggregate. Upon completion of these transactions on June 27, 2013, the investments in Chalco Sapa and Guizhou Chalco were derecognised accordingly. The loss on disposal of investments in Chalco Sapa and Guizhou Chalco was RMB1.49 million.

(ii)

The Company, through a 90.03% owned subsidiary, Henan Aluminum, held 23.41% equity interest in Henan Zhongfu Special Aluminum Co., Ltd. () ("Henan Zhongfu"). As disclosed in note 6, the Company transferred its 90.03% equity interest in Henan Aluminum to Chinalco on June 27, 2013, and derecognised the investment with carrying amount of RMB202.2 million in Henan Zhongfu accordingly.

(e)	Deemed disposal of Jiaozuo Wanfang

In April 2013, Jiaozuo Wanfang Aluminum Manufactory Co., Ltd. ()("Jiaozuo Wanfang"), a former subsidiary of the Company, issued an additional 169,266,914 A shares through private offering to independent third parties. Accordingly, the Company's equity interest in Jiaozuo Wanfang was decreased from 24.002% to 17.750%. The Company lost its control over Jiaozuo Wanfang after its equity interest in Jiaozuo Wanfang was diluted on April 19, 2013 (the "Deemed Disposal").

The directors of the Company are of the opinion that the Company has significant influence over Jiaozuo Wanfang after the Deemed Disposal considering the Company remains as the largest shareholder and has the rights to nominate five non-independent directors to the board of directors out of eleven directors of Jiaozuo Wanfang. Therefore, the Company has accounted for its equity interest in Jiaozuo Wanfang as an investment in an associate at fair value of RMB1,157 million as at April 19, 2013.

(f)	Derecognised investments in a joint venture and two associates of Jiaozuo Wanfang

The investment in the joint venture of Jiaozuo Wanfang, Jiaozuo Wanfang Water Company ()with carrying value of RMB4.5 million as at April 19, 2013, and the investment in two associates of Jiaozuo Wanfang, Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co., Ltd. () and Jiaozuo Wanfang Industry Co., Ltd. () with carrying value of RMB1,469 million in aggregate as at April 19, 2013, were derecognised by the Company as a result of the Deemed Disposal of Jiaozuo Wanfang.

The English names of joint ventures and associates represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

9.	TRADE AND NOTES RECEIVABLES

	June 30,	December 31,
	2013	2012
		(Audited)

Trade receivables	4,686,256	1,833,475
Less: provision for impairment of receivables	(412,663)	(408,256)

	4,273,593	1,425,219

Notes receivable	2,633,622	1,190,643

	6,907,215	2,615,862

Trade receivables are non-interest-bearing and are generally on terms of 3 to 12 months. Advance payment is required for sales to certain customers. The sales to certain subsidiaries of Chinalco are receivable on demand. These terms are extended for qualifying long term customers that have met specific credit requirements. As at June 30, 2013, the ageing analysis of trade and notes receivables was as follows:

	June 30,	December 31,
	2013	2012
		(Audited)

Within 1 year	6,103,930	2,209,725
Between 1 and 2 years	317,021	286,111
Between 2 and 3 years	321,934	128,071
Over 3 years	576,993	400,211

	7,319,878	3,024,118
Less: provision for impairment of receivables	(412,663)	(408,256)

	6,907,215	2,615,862

10.	ASSETS OF A DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Details of assets of a disposal group classified as held for sale are as follows:

	June 30,	December 31,
	2013	2012
		(Audited)

Property, plant and equipment	-	621,705
Land use rights	-	129,964

	-	751,669

In December 2010, the Company, through a 90.03% owned subsidiary, Henan Aluminum, signed an investment agreement with an independent investor to establish Henan Zhongfu. Henan Aluminum completed the capital injection in cash amounting to RMB200 million for a 26% equity interest in Henan Zhongfu in 2010. In addition, the investment agreement stipulated that Henan Aluminum would transfer certain assets to Henan Zhongfu with a carrying value amounting to RMB752 million, and Henan Zhongfu would assume an equivalent amount of liabilities from Henan Aluminum. The transfer of these assets is expected to be completed in 2013. Henan Aluminum is part of the Aluminum Fabrication Segment. In accordance with the requirements under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations, the above assets were classified as "assets of a disposal group classified as held for sale" on the statement of financial position as at December 31, 2012.

As set out in note 6 to the financial statements, the Company disposed of its 90.03% equity interest in Henan Aluminum to Chinalco on June 27, 2013. Therefore, the investment agreement with an independent investor to establish Henan Zhongfu was transferred to Chinalco together with above transaction, and the assets classified as "assets of a disposal group classified as held for sale" were derecognised accordingly as at June 27, 2013.

11.	INTEREST-BEARING LOANS AND BORROWINGS

	June 30,	December 31,
	2013	2012
		(Audited)

Long-term loans and borrowings
Bank and other loans (Note (a))
- Secured (Note (f))	12,724,440	-
- Guaranteed (Note (e))	6,198,152	6,286,261
- Unsecured	16,736,899	19,570,484

	35,659,491	25,856,745

Medium-term notes and bonds and long-term
bonds (Note (b))
- Guaranteed (Note (e))	1,990,363	1,989,245
- Unsecured	22,917,652	19,721,657

	24,908,015	21,710,902

Total long-term loans and borrowings	60,567,506	47,567,647

Current portion of medium-term notes	(4,994,193)	(4,986,037)

Current portion of long-term loans and borrowings	(4,635,586)	(5,945,958)

Non-current portion of long-term loans and borrowings	50,937,727	36,635,652

Short-term loans and borrowings
Bank and other loans (Note (c))
- Secured (Note (f))	1,018,500	900,500
- Guaranteed (Note (e))	150,000	600,000
- Unsecured	44,815,563	38,812,718

	45,984,063	40,313,218

Short-term bonds, unsecured (Note (d))	15,274,116	16,669,968

Current portion of medium-term notes	4,994,193	4,986,037

Current portion of long-term loans and borrowings	4,635,586	5,945,958

Total short-term loans and borrowings and current
portion of long-term loans and borrowings	70,887,958	67,915,181

Notes:

(a)	Long-term bank and other loans

(i)	The maturity of long-term bank and other loans is set out below

Loans from banks and other
financial institutions	Other loans

	June 30,	December 31,	June 30,	December 31,
	2013	2012	2013	2012
		(Audited)		(Audited)

Within 1 year	4,627,786	5,939,679	7,800	6,279
Between 1 and 2 years	10,028,218	8,037,242	11,799	11,807
Between 2 and 5 years	7,571,998	7,735,704	29,927	35,422
Over 5 years	13,356,846	4,069,980	25,117	20,632

	35,584,848	25,782,605	74,643	74,140

Wholly repayable
within 5 years	17,323,706	21,617,626	21,877	24,877

(ii)

Other loans were provided by local bureaus of the Ministry of Finance to the Group. The weighted average annual interest rates of long-term bank and other loans for the six months ended June 30, 2013 was 5.8%.

(b)	Medium-term notes and long-term bonds

As at June 30, 2013, outstanding long-term bonds and medium-term notes are summarised as follows:

		Effective	June 30,	December 31,
	Face value/maturity	interest rate	2013	2012
				(Audited)

2007 long-term bonds	2,000,000/2017	4.64%	1,990,363	1,989,245
2008 medium-term notes	5,000,000/2013	4.92%	4,994,193	4,986,037
2010 medium-term notes	1,000,000/2015	4.34%	993,535	992,007
2010 medium-term notes	1,000,000/2015	4.20%	993,345	991,822
2011 medium-term
notes (Note)	5,000,000/2016	6.03%	4,986,345	4,984,110
2011 Jiaozuo Wanfang
medium-term bonds	800,000/2016	6.85%	-	797,361
2011 Ningxia Energy
medium-term bonds	600,000/2014	6.65%	600,000	-
2012 Ningxia Energy
medium-term bonds	400,000/2017	6.06%	400,000	-
2011 medium-term bonds	2,000,000/2014	6.36%	1,995,953	1,994,435
2012 medium-term bonds	2,000,000/2015	5.13%	1,994,842	1,993,350
2012 medium-term bonds	3,000,000/2017	5.77%	2,984,154	2,982,535
2013 medium-term bonds	3,000,000/2018	5.99%	2,975,285	-

			24,908,015	21,710,902

Note:

The medium-term notes were issued at a fixed annual coupon rate of 5.86% with a five-year term. Pursuant to the terms of the bonds, the holders of the bonds have an option to negotiate and adjust the fixed coupon rate according to market conditions or to request repayment of some or all outstanding balances at the end of the third anniversary.

Long-term bonds and medium-term notes were issued for capital expenditure, operating cash flows and re-financing of bank loans purpose.

(c)	Short-term bank and other loans

Other loans were entrusted loans provided by other stated-owned enterprises to the Group.

The weighted average annual interest rates of short-term bank and other loans for the six months ended June 30, 2013 was 5.39%.

(d)	Short-term bonds

As at June 30, 2013, outstanding short-term bonds are summarised as follows:

		Effective	June 30,	December 31,
	Face value/maturity	interest rate	2013	2012
				(Audited)

2012 short-term bonds	5,000,000/2013	3.89%	5,171,032	5,074,762
2012 short-term bonds	2,000,000/2013	4.60%	2,058,637	2,013,115
2012 short-term bonds	4,000,000/2013	4.28%	-	4,050,486
2012 short-term bonds	2,000,000/2013	4.56%	-	2,022,444
2012 short-term bonds	1,500,000/2013	4.60%	-	1,507,956
2012 short-term bonds	2,000,000/2013	4.76%	-	2,001,205
2013 short-term bonds	3,000,000/2014	4.03%	3,029,792	-
2013 short-term bonds	2,000,000/2014	3.80%	2,005,934	-
2013 short-term bonds	3,000,000/2013	3.75%	3,008,721	-

			15,274,116	16,669,968

All the above short-term bonds were issued for working capital.

(e)	Guaranteed interest-bearing loans and borrowings

Details of the interest-bearing loans and borrowings in which the Group received guarantees are set out as follows:

	June 30,	December 31,
Guarantors	2013	2012
		(Audited)

Long-term bonds
Bank of Communications ()	1,990,363	1,989,245

Long-term loans
Chinalco	-	971,988
Luoyang Economic Investment Co., Ltd.*
() (Note (ii))	-	44,140
Lanzhou Aluminum Factory* () (Note (i))	20,000	27,000
Yichuan Power Industrial Group Company*
() (Note (ii))	-	24,443
China Nonferrous Metals Processing Technology Co., Ltd.*
() (Note (iii))	-	15,468
Jiaozuo Wanfang	-	500,000
Ning Xia Yin Xing Energy Co., Ltd.* ()	150,000	-
Ning Xia Power Development Investment Co., Ltd.*
() (Note(iv))	38,704	-
Ningxia Energy	756,800	-
Ning Xia Tian Jing Electricity Energy Development Group Co., Ltd.*
() (Note (iv))	102,400	-
Ning Xia Zhong Ning Power Plant*() (Note (iv))	33,696	-
Agricultural Bank of China Limited, Head office Banking Department
()	566,683	-
The Company	4,529,869	4,703,222

	6,198,152	6,286,261

Short-term loans
Chinalco	-	600,000
Ningxia Energy	130,000	-
Ning Xia Yin Xing Energy Co., Ltd.*
()	20,000	-

	150,000	600,000

*	The English names represent the best effort by the management of the Group in translating their Chinese names as they do not have any official English names.

(i)	The guarantor is a subsidiary of Chinalco and a shareholder of the Company.

(ii)	The guarantors are non-controlling shareholders of a subsidiary of the Company.

(iii)	The guarantor is a subsidiary of Chinalco.

(iv)	The guarantors are third parties of Ningxia Energy.

(f)	Security for long-term and short-term bank and other loans

The Group has pledged various assets as collateral against certain secured loans. As at June 30, 2013, a summary of these pledged assets is as follows:

	June 30,	December 31,
	2013	2012
		(Audited)

Property, plant and equipment	8,753,069	2,242,678
Land use rights	63,859	69,496
Intangible assets	332,308	-
Inventories	296,000	50,000
Investment in an associate	472,974	-

	9,918,210	2,362,174

Certain secured loans of RMB7,095.7 million were pledged by the receivable rights of future electricity revenue and its relevant benefit.

12.	TRADE AND NOTES PAYABLES

	June 30,	December 31,
	2013	2012
		(Audited)

Trade payables	7,741,197	4,883,484
Notes payable	5,894,391	2,175,710

	13,635,588	7,059,194

As at June 30, 2013, the ageing analysis of trade and notes payables is as follows:

	June 30,	December 31,
	2013	2012
		(Audited)

Within 1 year	12,749,362	6,644,395
Between 1 and 2 years	506,345	106,456
Between 2 and 3 years	287,684	170,416
Over 3 years	92,197	137,927

	13,635,588	7,059,194

The trade and notes payables are non-interest-bearing and are normally settled within one year.

13.	SELLING AND DISTRIBUTION EXPENSES

An analysis of selling and distribution expenses from continuing operations is as follows:

For the six months
ended June 30

	2013	2012
		(Restated)

Transportation and loading expenses	548,939	588,270
Packaging expenses	97,443	93,746
Port expenses	27,983	30,421
Employee benefit expenses	29,056	19,117
Sales commissions and other handling fees	10,321	5,928
Warehouse and other storage fees	23,374	27,513
Marketing and advertising expenses	6,869	5,234
Depreciation of non-production property,
plant and equipment	18,123	14,241
Others	85,357	114,612

	847,465	899,082

14.	GENERAL AND ADMINISTRATIVE EXPENSES

An analysis of general and administrative expenses from continuing operations is as follows:

For the six months
ended June 30

	2013	2012
		(Restated)

Employee benefit expenses	455,366	395,487
Taxes other than income tax expense (Note)	273,200	249,414
Depreciation of non-production property,
plant and equipment	81,463	68,769
Amortisation of land use rights and leasehold land	39,653	36,188
Operating lease rental expenses	62,037	69,568
Traveling and entertainment	61,922	82,803
Utilities and office supplies	24,596	38,110
Pollutants discharge fees	12,420	17,354
Repairs and maintenance expenses	14,658	25,148
Insurance expense	17,828	30,822
Legal and other professional fees	10,941	38,750
Others	203,192	160,688

	1,257,276	1,213,101

Note:	Taxes other than income tax expense mainly comprise land use tax, property tax and stamp duty.

15.	OTHER INCOME AND OTHER GAINS/(LOSSES), NET

(a)	Other income from continuing operations

For the six months ended June 30, 2013, other income from continuing operations represented government grants amounting to RMB528 million (for the six months ended June 30, 2012: RMB268 million (restated)), which were recognised as income for the period necessary to compensate the costs and the Group's development, etc. There are no unfulfilled conditions or contingencies attached to the grants.

(b)	Other gains/(losses) from continuing operations, net

For the six months
ended June 30

	2013	2012
		(Restated)

Gain on acquisition of a subsidiary (Note (i))	638,907	-
Gain on previously held equity interest remeasured
at acquisition-date fair value (Note 22(a))	41,584	-
Gain on disposal of Jiaozuo Wanfang (Note 23(a))	804,766	-
Gain on disposal of Alumina Production Line (Note 23(b))	33,247	-
Loss on disposal of investments in
a joint venture and an associate (Note 8(d))	(1,491)	-
Realised gain/(loss) on futures,
forward and option contracts, net (Note (ii))	41,561	(35,774)
Unrealised gain/(loss) on futures,
forward and option contracts, net (Note (ii))	10,913	(178,771)
Gain on disposal of property, plant and equipment, net	100,628	2,878
Others	70,679	33,431

	1,740,794	(178,236)

Notes:

(i)

The excess of the fair value of identifiable net assets as at the acquisition date of Ningxia Energy over the consideration transferred amounting to RMB639 million (Note 22(a)) was recognised in other gains in the six months ended June 30, 2013.

(ii)	None of these futures, forward and option contracts are designated for hedge accounting.

16.	FINANCE INCOME/FINANCE COSTS

An analysis of (finance income)/finance costs from continuing operations is as follows:

For the six months
ended June 30

	2013	2012
		(Restated)

Finance income - interest income from banks	(160,532)	(111,729)

Interest expense	3,131,846	2,442,588
Less: Interest expense capitalised in property,
plant and equipment	(309,492)	(296,464)

Interest expense, net of capitalised interests	2,822,354	2,146,124

Exchange (gains)/losses, net	(56,028)	5,586

Finance costs	2,766,326	2,151,710

Finance costs, net	2,605,794	2,039,981

Capitalisation rate during the period	4.06%-7.05%	5.77%-6.94%

17.	INCOME TAX BENEFIT FROM CONTINUING OPERATIONS

For the six months
ended June 30

	2013	2012
		(Restated)

Current income tax expense from continuing operations
- PRC enterprise income tax	88,704	87,018

Deferred income tax benefit from continuing operations	(122,354)	(811,735)

Total tax benefit from continuing operations	(33,650)	(724,717)

Income tax benefit or expense is recognised based on management's best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated weighted average annual income tax rate from continuing operations used for the six months ended June 30, 2013 was 3.8% (for the six months ended June 30, 2012: 19.9% (restated)).

18.	(LOSS)/ EARNING PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE PARENT

(a)	Basic

Basic (loss)/earning per share is calculated by dividing the (loss)/profit attributable to owners of the parent by the weighted average number of shares in issue during the period.

For the six months
ended June 30

	2013	2012
		(Restated)

(Loss)/profit attributable to owners of
the parent (RMB)
- From continuing operations	(832,358,000)	(2,790,005,000)
- From discontinued operation	235,913,000	(463,250,000)

Weighted average number of ordinary shares in issue	13,524,487,892	13,524,487,892

Basic (loss)/earning per share (RMB)
- From continuing operations	(0.06)	(0.21)

- From discontinued operation	0.02	(0.03)

(b)	Diluted

Diluted (loss)/earning per share from continuing operations and discontinued operations for the six months ended June 30, 2013 and 2012 were the same as the basic (loss)/earning per share from continuing operations and discontinued operations as there was no potential dilutive share.

19.	DIVIDENDS

The board of directors of the Company did not recommend the distribution interim dividend for the six months ended June 30, 2013 (for the six months ended June 30, 2012: nil).

20.	COMMITMENTS

(a)	Capital commitments of property, plant and equipment

	June 30,	December 31,
	2013	2012
		(Audited)

Contracted, but not provided for	6,976,144	8,415,513
Authorised, but not contracted for	45,882,889	32,560,108

	52,859,033	40,975,621

(b)	Commitments under operating leases

The future aggregate minimum lease payments as at June 30, 2013 pursuant to non-cancellable lease agreements entered into by the Group are summarised as follows:

	June 30,	December 31,
	2013	2012
		(Audited)

Within one year	649,861	705,338
In the second to fifth years, inclusive	2,568,330	2,784,132
After five years	17,335,064	19,120,917

	20,553,255	22,610,387

(c)	Other capital commitments

As at June 30, 2013, the Group is committed to make capital contributions to its joint ventures, associates and available-for-sale financial investments are as follows:

	June 30,	December 31,
	2013	2012
		(Audited)

Associates	50,000	3,435,715
Joint ventures	130,800	130,800
Available-for-sale financial investments	29,600	29,600

	210,400	3,596,115

21.	SIGNIFICANT RELATED PARTY TRANSACTIONS

Other than the related party information and transactions disclosed elsewhere in the interim condensed consolidated financial statements, the following is a summary of significant related party transactions entered into, in the ordinary course of business, between the Group and its related parties during the period.

(a)	Significant related party transactions

For the six months
ended June 30

	2013	2012

Sales of goods and services rendered:

Sales of materials and finished goods to:
Chinalco and its subsidiaries	2,356,311	3,367,888
Associates of Chinalco	28,745	-
Joint ventures	19,318	25,885
Associates (note (i))	344,383	716

	2,748,757	3,394,489

Provision of utility services to:
Chinalco and its subsidiaries	141,636	172,015
Associates of Chinalco	8,685	6,593
Joint ventures	8,753	-
Associates	7,672	-

	166,746	178,608

Provision of products processing service to:
Chinalco and its subsidiaries	1,357	3,865

Purchases of goods and services:

Purchase of engineering, construction and
supervisory services from:
Chinalco and its subsidiaries	864,880	1,200,237
Associates of Chinalco	140	-

	865,020	1,200,237

Purchases of key and auxiliary materials,
equipment and finished goods from:
Chinalco and its subsidiaries	2,046,543	2,082,929
Joint ventures	432,938	-
Associates (note (i))	93,427	712,621

	2,572,908	2,795,550

Provision of social services and logistics services by:
Chinalco and its subsidiaries	118,949	151,905

Provision of utility services by:
Chinalco and its subsidiaries	152,652	155,513

Provision of products processing service by:
Chinalco and its subsidiaries	43,767	88,186

Rental expenses for land use rights and
buildings charged by Chinalco and its subsidiaries	334,657	347,131

Other significant related party transaction:
Disposal of the Aluminum Fabrication Segment and
assets of Alumina Production Line and Transferred
Loan to Chinalco (notes 6 and 23) (note (ii))	10,614,600	-

Disposal of investments in a joint venture
and an associate (note 8(d)) (note (iii))	264,474	-

Notes:

(i)

Jiaozuo Wanfang was a subsidiary of the Company prior to April 19, 2013. As disclosed in note 8(e), the Company lost control of Jiaozuo Wanfang on April 19, 2013 as a result of the Deemed Disposal. Since April 19, 2013, Jiaozuo Wanfang became the associate of the Group. Accordingly, the sales of materials and finished goods to Jiaozuo Wanfang and the purchase of key and auxiliary materials from Jiaozuo Wanfang from April 19, 2013 to the end of the reporting period was included in "Sales of materials and finished goods to Associates" and "Purchase of key and auxiliary materials, equipment and finished goods from Associates", respectively. Included in the Group's trade receivables and trade payables as at June 30, 2013 are amounts due from/to Jiaozuo Wanfang of RMB8.24 million and RMB131.46 million, respectively, which is on similar credit terms to those offered to the customers and suppliers of the Group.

(ii)

As disclosed in notes 6 and 23, during the six months ended June 30, 2013, the Group disposed Aluminum Fabrication Segment, assets of an alumina production line, and transferred receivables to Chinalco at consideration of RMB10,614.6 million. The Group's receivable from Chinalco for the disposal and transferred loans was due within one year amounting to RMB5,907.9 million and in the second to fourth year amounting to RMB4,706.7 million, with an annual interest rate of one year benchmark lending rate issued by the People's Bank of China.

(iii)

As disclosed in note 8(d), during the six months ended June 30, 2013, the Group disposed its 50% equity interest in Chalco Sapa and its 40% equity interest in Guizhou Chalco to Chinalco at consideration of RMB264.5 million, which had not been received by the end of the reporting period. The Group's receivable from Chinalco for the disposal was due within one year, with an annual interest rate of one year benchmark lending rate issued by the People's Bank of China.

During the six months ended June 30, 2013, the Group's significant transactions with other state-owned enterprises (excluding Chinalco and its subsidiaries) constitute a large portion of purchases of raw materials, electricity, property, plant and equipment and services. In addition, substantially all restricted cash, time deposits, cash and cash equivalents and borrowings as at June 30, 2013 and the relevant interest earned or paid during the period are transacted with banks and other financial institutions which are controlled by the PRC government.

(b)	Key management personnel compensation

For the six months
ended June 30

	2013	2012

Fees	384	371
Basic salaries, housing fund, other allowances
and benefits in kind	1,738	1,785
Pension costs - defined contribution schemes (Note)	162	128

	2,284	2,284

Note:	The Group provided pension to key management personnel in accordance with the regulation of the Beijing Social Security Bureau.

For the six months ended June 30, 2013, the Group paid remuneration to 14 key management personnel compared to 14 key management personnel in the corresponding period of the preceding year.

22.	BUSINESS COMBINATION

(a)	Chalco Ningxia Energy Group Co., Ltd.

In the second half of 2012, the Company signed several purchase agreements with the equity holders of Ningxia Power Group Co., Ltd. () ("Ningxia Power") to acquire their interests in Ningxia Power through step acquisitions as follows:

*

In August 2012, the Company entered into an equity transfer agreement with China Zhongtou Trust Co., Ltd. () ("Zhongtou Trust") to acquire 11.88% equity interest in Ningxia Power at a total consideration of RMB674.9 million.

*

In December 2012, the Company entered into an equity transfer agreement with Huadian Power International Co., Ltd. () ("Huadian Power") to acquire an additional 23.66% equity interest in Ningxia Power at a total consideration of RMB1,362 million, of which RMB545 million and RMB817 million were paid in December 2012 and January 2013, respectively.

As at December 31, 2012, the Company held a total of 35.54% equity interest in Ningxia Power which was accounted for as an investment in an associate.

*

In August 2012, the Company signed an equity transfer agreement with Bank of China Group Investment Limited () ("CGIL") to acquire 23.42% equity interest in Ningxia Power at a consideration of RMB1,347.7 million.

*	In December 2012, the Company signed an agreement with the other shareholders of Ningxia Power to increase its equity interest in Ningxia Power up to 70.82% with a capital injection of RMB2 billion.

Both of the transactions with CGIL and capital injection of RMB2 billion were completed in the form of cash payment on January 23, 2013, upon which the Company had 70.82% equity interest in Ningxia Power and obtained control over Ningxia Power accordingly. Ningxia Power has been renamed as Chalco Ningxia Energy Group Co., Ltd. () ("Ningxia Energy") on February 8, 2013.

The acquisition of Ningxia Energy supports the Company's long-term strategy of integrating electricity supply with its aluminum business, especially in the primary aluminum segment.

The acquisition has been accounted for using the acquisition method. The interim condensed consolidated financial statements have included the results of Ningxia Energy since the acquisition date.

The acquisition date fair value of equity interest in Ningxia Energy held by the Company immediately before the acquisition is approximately RMB2,589.2 million. The gain recognized in other gains in the interim condensed consolidated statement of comprehensive income for the period ended June 30, 2013 as a result of the remeasuring the equity interest in Ningxia Energy held by the Company before the business combination to fair value is approximately RMB41.6 million (note 15(b)).

The excess of the fair value of identifiable net assets as at the acquisition date over the consideration transferred amounting to approximately RMB638.9 million was recognised in other gains in the interim condensed consolidated statement of comprehensive income for the period ended June 30, 2013.

The fair values of identifiable assets and liabilities of Ningxia Energy as at the acquisition date were as follows:

Fair value
recognised on
acquisition

Assets
Cash and cash equivalents	3,752,563
Trade and notes receivables	1,261,631
Other current assets	1,685,592
Inventories	850,795
Property, plant and equipment	20,068,122
Intangible assets	6,194,720
Deferred tax assets	94,646
Investments in joint ventures	187,172
Investments in associates	993,605
Other non-current assets	677,200

Liabilities
Trade and notes payables	(1,627,953)
Other payables and accrued expenses	(2,299,453)
Interest-bearing loans and borrowings	(18,613,782)
Income tax payable	(12,683)
Deferred tax liabilities	(1,123,188)
Other non-current liabilities	(1,803,760)

Total identifiable net assets at fair value	10,285,227
Non-controlling interests	(3,709,442)

Net assets acquired	6,575,785

Gain on bargain purchase recognised in other gains in the
consolidated statement of comprehensive income
(Note 15(b))	(638,907)

5,936,878

Satisfied by cash	3,347,715
Previously held 35.54% equity interest
remeasured at acquisition-date fair value	2,589,163

Total purchase consideration	5,936,878

The Group incurred transaction costs of RMB4.09 million for this acquisition. The transaction costs have been expensed and are included in general and administrative expenses in the consolidated statement of comprehensive income.

An analysis of the cash flows of cash and cash equivalents in respect of the acquisition of Ningxia Energy is as follows:

RMB'000

Net cash acquired with Ningxia Energy	3,752,563
Cash consideration paid	(3,347,715)

Net inflows of cash and cash equivalents included
in cash flows from investing activities	404,848
Transaction costs of the acquisition included
in the cash flows from operating activities	(4,094)

400,754

From the date of acquisition, Ningxia Energy has contributed RMB1,701 million to the Group's revenue from the continuing operations and RMB154 million to the Group's net profit from the continuing operations for the period ended June 30, 2013. If the combination had taken place at the beginning of the period, the revenue from continuing operations would have been RMB71,484 million and the loss from continuing operations for the period would have been RMB842 million.

(b)	PT. Nusapati Prima ("PTNP")

On April 26, 2013, the Group acquired 70% equity interest in PTNP, a company incorporated in Indonesia, which holds several bauxite exploitation and exploration permits in Indonesia, at a total cash consideration of RMB32.5 million (USD5.25 million). The provisional fair value of the identifiable assets and liabilities acquired amounted to RMB3.9 million at the date of acquisition which included property, plant and equipment of RMB9.8 million. Goodwill arising from this acquisition amounted to RMB29.9 million. And the amount of the non-controlling interest in PTNP at the date of acquisition was RMB1.3 million. Net cash outflow on acquisition of PTNP, after deduction of cash and cash equivalents acquired, was RMB5.2 million.

From the date of acquisition, PTNP has contributed RMB nil to the Group's revenue from the continuing operations and RMB0.35 million to the net loss from the continuing operations for the period ended June 30, 2013. If the combination had taken place at the beginning of the period, the revenue from continuing operations would have been RMB71,113 million and the loss from continuing operations for the period would have been RMB855 million.

As at June 30, 2013, the purchase price allocation has not been completed. The fair value of identifiable assets and liabilities is provisional.

23.	DISPOSAL OF A SUBSIDIARY AND BUSINESS

All the effects of the disposal of the Aluminum Fabrication Segment were excluded from the information disclosed in this note below since it was considered as a discontinued operation. For details of discontinued operation, refer to note 6 for details.

(a)	Deemed disposal of Jiaozuo Wanfang

As disclosed in note 8(e), the Company disposed of its equity interest in Jiaozuo Wanfang on April 19, 2013 through the Deemed Disposal. The details of the net assets disposed of are as follows:

	Note	June 30, 2013

Net assets disposed of:
Cash and cash equivalents		190,786
Trade and notes receivables		176,675
Other current assets		235,936
Inventories		507,124
Property, plant and equipment	7	3,711,206
Land use right		48,220
Intangible assets	7	35,174
Deferred tax assets		161,018
Investment in a joint venture		4,500
Investment in associates		1,469,145
Other non-current assets		62,806
Trade and notes payables		(374,149)
Other payables and accrued expenses		(802,635)
Interest-bearing loans and borrowings		(2,871,917)
Deferred tax liabilities		(304)
Other non-current liabilities		(12,579)

Net assets		2,541,006
Non-controlling interests		(1,931,114)

Net assets disposed of		609,892

Gain on deemed disposal of Jiaozuo Wanfang		547,237

		1,157,129

Investments in associates	8	1,157,129

Satisfied by:
Cash		-

The Company recognized a total gain from loss of control of Jiaozuo Wanfang amounting to RMB804.7 million (note 15(b)), representing the gain of RMB547.2 million from the above Deemed Disposal and the transfer of a gain of RMB257.5 million from capital reserve relating to the disposal of 4.998% equity interest in 2010.

An analysis of the cash flows of cash and cash equivalents in respect of the Deemed Disposal of Jiaozuo Wanfang is as follows:

June 30, 2013

Cash consideration	-
Less: cash and cash equivalents of Jiaozuo Wanfang disposed of	(190,786)

Net outflows of cash and cash equivalents in respect of
the Deemed Disposal of Jiaozuo Wanfang	(190,786)

(b)	Disposal of Alumina Production Line of Guizhou Branch of the Company

On June 6, 2013, the Company entered into an Alumina Assets Transfer Agreement with Guizhou Aluminum Plant (), a subsidiary of Chinalco, pursuant to which the Company transferred the alumina production line of Guizhou Branch of the Company (the "Alumina Production Line") to Guizhou Aluminum Plant (). Pursuant to the Alumina Assets Transfer Agreement, the consideration thereof was determined with reference to an independent valuation undertaken by a professional valuer recognised in the PRC of the net asset of Alumina Production Line as at December 31, 2012, adjusted to give effect to the changes in net assets value from the valuation date (December 31, 2012) to the disposal date. The above transaction was completed on June 27, 2013.

After giving adjustment to the change in the net assets value from the valuation date (December 31, 2012) to the disposal date regarding the Alumina Production Line, the consideration for the disposal of the Alumina Production Line was finalized at RMB4,300.1 million. The details of the net assets disposed of are as follows:

	Note	June 30, 2013

Net assets disposed of:
Inventories		560,925
Other current assets		11,276
Property, plant and equipment	7	3,993,895
Deferred tax assets		12,380
Trade and notes payables		(16,336)
Other payables and accrued expenses		(1,270)
Interest-bearing loans and borrowings		(280,000)
Other non-current liabilities		(14,017)

Net assets disposed of		4,266,853
Gain on disposal of the Alumina Production Line	15(b)	33,247

		4,300,100

Satisfied by:
Cash		-
Receivable from Chinalco		4,300,100

Total consideration		4,300,100

An analysis of the cash flows of cash and cash equivalents in respect of the disposal of the Alumina Production Line is as follows:

June 30, 2013

Cash consideration	-

Less: cash and cash equivalents of Alumina Production Line disposed of	-

Net inflows of cash and cash equivalents in respect of
the disposal of the Alumina Production Line	-

24.	CONTINGENT LIABILITIES

As at June 30, 2013, the Group had no significant contingent liabilities.

25.	EVENTS AFTER THE REPORTING PERIOD

In addition to the subsequent events disclosed elsewhere in the interim financial statements, the significant subsequent events are as follows:

On July 11, 2013, the Company issued short-term bonds with a total face value of RMB2 billion at par value of RMB100.00 per unit with maturing date on January 8, 2014 for working capital and repayment of bank borrowings. The fixed annual coupon interest rate of these bonds is 4.70%.

26.	COMPARATIVE AMOUNTS

As further explained in notes 2(a) and 6, due to the disposal of discontinued operation, the comparative amounts of the interim condensed consolidated statement of comprehensive income and related notes have been restated as if the operation discontinued during the current period had been discontinued at the beginning of the comparative period.

27.	APPROVAL OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The interim condensed consolidated financial statements were approved and authorised for issue by the board of directors on August 30, 2013.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
30 August 2013

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary